    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 12, 1999
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                     THE SECURITIES ACT OF 1933, AS AMENDED
                            ------------------------

                              PHARMACYCLICS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                    DELAWARE                                        94-3148201
        (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NUMBER)

                             995 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94086-4521
                                 (408) 774-0330
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            RICHARD A. MILLER, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              PHARMACYCLICS, INC.
                             995 EAST ARQUES AVENUE
                        SUNNYVALE, CALIFORNIA 94086-4521
                                 (408) 774-0330
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

           J. STEPHAN DOLEZALEK, ESQ.                          DAVID J. SEGRE, ESQ.
          JONATHAN P. SHANBERGE, ESQ.                           AMY E. REES, ESQ.
             KRISTINE H. LEE, ESQ.                            JAMIE W. STEWART, ESQ.
        BROBECK, PHLEGER & HARRISON LLP                 WILSON, SONSINI GOODRICH & ROSATI
             TWO EMBARCADERO PLACE                           PROFESSIONAL CORPORATION
                 2200 GENG ROAD                                 650 PAGE MILL ROAD
          PALO ALTO, CALIFORNIA 94303                      PALO ALTO, CALIFORNIA 94304
                 (650) 424-0160                           (650) 424-0160 (650) 493-9300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act of 1933, as amended, registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                      PROPOSED MAXIMUM      PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE         OFFERING PRICE          AGGREGATE           AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED            PER SHARE           OFFERING PRICE     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value per
  share...........................      2,012,500(1)            $25.0625            $50,438,282           $14,022
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

(1) Includes an over-allotment option of 262,500 shares, which the underwriters have the option to purchase to cover over-allotments, if any.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued                , 1999
                                1,750,000 Shares
                                      LOGO
                                  COMMON STOCK

                            ------------------------

PHARMACYCLICS, INC. IS OFFERING 1,750,000 SHARES OF ITS COMMON STOCK.

                            ------------------------

OUR COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "PCYC." ON AUGUST 10, 1999, THE LAST REPORTED SALE PRICE OF OUR COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $25 1/8 PER SHARE.

                            ------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

                            PRICE $          A SHARE

                            ------------------------

                                                                      UNDERWRITING
                                                PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                                 PUBLIC                COMMISSIONS            PHARMACYCLICS
                                            -----------------    -----------------------    -----------------
Per Share...............................            $                       $                       $
Total...................................            $                       $                       $

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to an additional 262,500 shares of common stock to cover any over-allotments. Morgan Stanley &
Co. Incorporated expects to deliver the shares to purchasers on             ,
1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
                    HAMBRECHT & QUIST
                                                   PACIFIC GROWTH EQUITIES, INC.

                 , 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    3
Cautionary Note on Forward-Looking Statements...............    5
Risk Factors................................................    6
Use of Proceeds.............................................   14
Price Range of Common Stock.................................   15
Dividend Policy.............................................   15
Capitalization..............................................   16
Dilution....................................................   16
Selected Financial Data.....................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   22
Management..................................................   39
Principal Stockholders......................................   41
Underwriting................................................   43
Legal Matters...............................................   44
Experts.....................................................   44
Where You Can Find More Information.........................   44
Index to Financial Statements...............................  F-1

                            ------------------------

     You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the notes thereto before making an investment decision. Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option. See "Underwriting."

                                 PHARMACYCLICS
INTRODUCTION

     We are a pharmaceutical company developing products to improve upon current therapeutic approaches to cancer, atherosclerosis and retinal disease. We develop patented small molecules called texaphyrins which, when injected, accumulate in cancerous tumors, in the diseased portions of major blood vessels and in small blood vessel growths in the retina. When these molecules are exposed to certain energy sources, such as X-ray, light or chemical, they are activated and can destroy diseased tissue with minimal damage to healthy cells. Our versatile texaphyrin-based technology platform can be designed for activation by different types of energy and used to treat a variety of diseases.

OUR LEAD PRODUCTS

     - XCYTRIN(TM) is a molecule that enhances the effects of radiation and chemotherapy for the treatment of cancer. XCYTRIN selectively accumulates in tumors and, when activated by radiation or chemotherapy, increases the destructive effect of these therapies on tumor cells, but not on healthy cells. XCYTRIN demonstrated improved tumor response and patient survival rates in a Phase I/II trial and is currently in an international Phase III clinical trial for the treatment of patients with tumors that have spread to the brain. Under an agreement with the National Cancer Institute, XCYTRIN is also being tested in a variety of other cancer types.

     - LUTRIN(R) is a molecule that, when activated by light energy of specific wavelengths, can be used to treat certain types of cancers. When injected into the body, LUTRIN selectively accumulates in tumors and, when exposed to the appropriate light energy, destroys tumor cells. LUTRIN also readily clears from the bloodstream, reducing the toxic effects it might have on healthy tissues. We have completed a Phase II clinical trial using LUTRIN to treat breast cancer that has recurred after initial treatment with other drugs and radiation therapy.

     - ANTRIN(R) is a molecule that accumulates selectively in and reduces vascular plaque when activated by light energy. Traditionally, this plaque is treated with mechanical devices that physically reduce the plaque or maintain the blood vessel opening. ANTRIN reduces or eliminates vascular plaque using a non-mechanical technique we call photoangioplasty. In photoangioplasty, ANTRIN is injected into the bloodstream and the vessels are then exposed to light using an optical fiber inserted into the vessel via a catheter. ANTRIN acts to reduce plaque, opening blocked vessels for blood flow. Photoangioplasty with ANTRIN does not appear to result in the complications often associated with mechanical procedures and can be used to treat longer segments of the diseased vessels. We have completed a Phase I clinical trial using ANTRIN in patients with blocked arteries in the legs.

     - OPTRIN(TM) is a molecule that selectively eliminates abnormal small blood vessels in the retina when activated by light of specific wavelengths. If left untreated, this condition, known as age-related macular degeneration, can lead to blindness. OPTRIN is currently in a Phase I/II clinical trial being conducted by our corporate partner Alcon.

     We have retained worldwide product marketing rights for XCYTRIN and ANTRIN and U.S., Canadian and Japanese marketing rights for LUTRIN. We have established and will continue to establish relationships with third parties to expand our research and development activities and to provide manufacturing capacity and sales and marketing capabilities.

                                  THE OFFERING

Common stock offered......................  1,750,000 shares
Common stock to be outstanding after the
  offering................................  14,178,871 shares
Over-allotment option.....................  262,500 shares
Use of proceeds...........................  For research and development activities, including clinical trials, process development and manufacturing
                                            support; potentially for investments in complementary
                                            businesses, products or technologies; and for general
                                            corporate purposes and working capital.
Nasdaq National Market symbol.............  PCYC

     The number of shares of our common stock outstanding as listed above does not take into account, as of June 30, 1999, a total of 1,981,701 shares of common stock, consisting of the following: (i) 1,966,995 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $17.38 per share and (ii) 14,706 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $4.88 per share.

                             SUMMARY FINANCIAL DATA

     The following is a summary of financial data included elsewhere in the prospectus. You should read the following data with the more detailed information contained in "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

                                                           YEAR ENDED JUNE 30,
                                           ---------------------------------------------------
                                             1995      1996       1997       1998       1999
                                           --------   -------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  License, grant and contract revenues...  $     79   $   301   $     25   $  3,531   $  2,041
  Loss from operations...................   (10,247)   (8,855)   (11,512)   (12,429)   (22,610)
  Net loss...............................   (10,479)   (8,235)   (10,258)    (9,675)   (19,246)
  Basic and diluted net loss per
     share(1)............................    (12.04)    (1.35)     (1.11)     (0.87)     (1.55)
  Shares used to compute basic and
     diluted net loss per share(1).......       870     6,106      9,264     11,061     12,378

                                                                    JUNE 30, 1999
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(2)
                                                              --------    --------------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and investments....................  $ 51,472       $ 92,563
  Total assets..............................................    55,557         96,648
  Capital lease obligations.................................       275            275
  Total stockholders' equity................................    49,957         91,048

---------------
(1) See Note 1 of "Notes to Financial Statements" for a description of the computation of basic and diluted net loss per share.

(2) As adjusted to reflect receipt of the estimated net proceeds from the sale of 1,750,000 shares of common stock at an assumed public offering price of
   $25 1/8 per share. See "Use of Proceeds" and "Capitalization."
                            ------------------------

     We were incorporated in Delaware in 1991. Our principal offices are located at 995 East Arques Avenue, Sunnyvale, California 94086-4521, and our telephone number is (408) 774-0330.

     PHARMACYCLICS(R), our pentadentate logo, ANTRIN(R), LUTRIN(R), OPTRIN(TM) and XCYTRIN(TM) are trademarks of Pharmacyclics, Inc. CITRA VU(TM) is the trademark of E-Z-EM, Inc. for the oral contrast agent it has licensed from Pharmacyclics, Inc. Other trademarks used herein are the property of their respective owners.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements concerning our plans to:

     - continue development of our current products under development;

     - conduct clinical trials with respect to our products under development;

     - utilize our capital resources and the net proceeds from this offering and the time periods related thereto;

     - seek regulatory approvals;

     - engage third-party manufacturers to supply our clinical trials and commercial requirements;

     - establish a marketing and distribution capability; and

     - evaluate additional products under development for subsequent clinical and commercial development.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results and events may vary significantly from those discussed in the forward-looking statements. A description of certain risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. These forward-looking statements are made as of the date of this prospectus, and we assume no obligation to update them or to explain the reasons why actual results may differ. In light of these assumptions, risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

                                  RISK FACTORS

     An investment in our shares is extremely risky. You should carefully consider the following risks, in addition to the other information presented in this prospectus, in evaluating us and our business. Any of the following risks, as well as other risks not mentioned here, could seriously harm our business and prospects and cause the price of our common stock to decline, which in turn could cause you to lose all or part of your investment.

                         RISKS RELATED TO PHARMACYCLICS

ALL OF OUR PRODUCT CANDIDATES ARE IN DEVELOPMENT, AND WE CANNOT BE CERTAIN THAT ANY OF OUR PRODUCTS UNDER DEVELOPMENT WILL BE COMMERCIALIZED

     To be profitable, we must successfully research, develop, obtain regulatory approval for, manufacture, introduce, market and distribute our products under development. The time frame necessary to achieve these goals for any individual product is long and uncertain. Before we can sell any of our products under development, we must demonstrate through preclinical (animal) studies and clinical (human) trials that each product is safe and effective for human use for each targeted disease. We have conducted and plan to continue extensive and costly clinical trials to assess the safety and effectiveness of our potential products. We cannot be certain that we will be permitted to begin or continue our planned clinical trials for our potential products, or if permitted, that our potential products will prove to be safe and to produce their intended effects.

     The completion rate of our clinical trials depends upon, among other factors, the rate of patient enrollment. We may fail to obtain adequate levels of patient enrollment in our clinical trials. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could have a material adverse effect on us.

     Additionally, demands on our clinical staff have been increasing and we expect they will continue to increase as a result of later-stage clinical trials of our products in development and our monitoring of additional clinical trials. We may fail to effectively oversee and monitor these many simultaneous clinical trials, which would result in increased costs or delays of our clinical trials. Even if these clinical trials are completed, we may fail to complete and submit a new drug application as scheduled. Even if we are able to submit a new drug application as scheduled, the Food and Drug Administration may not clear our application in a timely manner or may deny the application entirely.

     Data already obtained from preclinical studies and clinical trials of our products under development do not necessarily predict the results that will be obtained from later preclinical studies and clinical trials. Moreover, data such as ours is susceptible to varying interpretations which could delay, limit or prevent regulatory approval. A number of companies in the pharmaceutical industry, including biotechnology companies like us, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. The failure to adequately demonstrate the safety and effectiveness of a product under development could delay or prevent regulatory clearance of the potential product and would materially harm our business. Our clinical trials may not demonstrate the sufficient levels of safety and efficacy necessary to obtain the requisite regulatory approval or may not result in marketable products.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO CONTINUE TO HAVE LOSSES IN THE FUTURE

     We have incurred significant operating losses since our inception in 1991 and, as of June 30, 1999, had an accumulated deficit of approximately $67.1 million. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing costs for research and development, clinical trials and manufacturing. Our ability to achieve profitability depends upon our ability, alone or with others, to successfully complete the development of our proposed products, obtain the required regulatory clearances and manufacture and market our proposed products. To date, we have not generated revenue from the commercial sale of our products and do not expect to receive any such revenue in the near future. All revenues to date are primarily from license and milestone payments and, to a lesser extent, funding from one government research grant.

FAILURE TO OBTAIN PRODUCT APPROVALS OR COMPLY WITH ONGOING GOVERNMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR BUSINESS

     The manufacture and marketing of our products and our research and development activities are subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the United States and abroad. Before receiving FDA clearance to market a product, we will have to demonstrate that the product is safe and effective on the patient population and for the diseases that will be treated. Clinical trials, manufacturing and marketing of products are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, clinical trials and regulatory approval can take a number of years to accomplish and require the expenditure of substantial resources. Data obtained from clinical trials are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. We compared the results of our Phase Ib/II clinical trial of XCYTRIN to historical data using a 528-patient database containing information on clinical features and outcomes in comparable patients receiving treatment with identical doses of radiation alone. Historical analyses have many limitations and, while supportive, are not considered proof that XCYTRIN improved the outcome of patients enrolled in the study.

     In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. We may encounter similar delays in foreign countries. We may be unable to obtain requisite approvals from the FDA and foreign regulatory authorities, and even if obtained, such approvals may not be on a timely basis, or they may not cover the clinical uses that we specify.

     Marketing or promoting a drug for an unapproved use is subject to very strict controls. Furthermore, clearance may entail ongoing requirements for post-marketing studies. The manufacture and marketing of drugs are subject to continuing FDA and foreign regulatory review and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions, including withdrawal of the product from the market. Any of the following events, if they were to occur, could delay or preclude us from further developing, marketing or realizing full commercial use of our products, which in turn would have a material adverse effect on our business, financial condition and results of operations:

     - failure to obtain or maintain requisite governmental approvals;

     - failure to obtain approvals of clinically intended uses of our products under development; or

     - identification of serious and unanticipated adverse side effects in our products under development.

     Manufacturers of drugs also must comply with the applicable FDA good manufacturing practice regulations, which include quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding state agencies, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing of our products. We or our present or future suppliers may be unable to comply with the applicable good manufacturing practice regulations and other FDA regulatory requirements. We have not been subject to a GMP inspection by the FDA or any state agency.

     We may be subject to delays in commercializing our products for photodynamic therapies due to delays in approvals of the third-party light sources required for these products. E-Z-EM will not be able to market our CITRA VU product until we satisfactorily address FDA issues, which may involve performing an additional pivotal clinical trial.

ACCEPTANCE OF OUR PRODUCTS IN THE MARKETPLACE IS UNCERTAIN, AND FAILURE TO ACHIEVE MARKET ACCEPTANCE WILL HARM OUR BUSINESS

     Even if approved for marketing, our products may not achieve market acceptance. The degree of market acceptance will depend upon a number of factors, including:

     - the receipt of regulatory approvals for the uses that we are studying;

     - the establishment and demonstration in the medical community of the safety and clinical efficacy of our products and their potential advantages over existing therapeutic products and diagnostic and/or imaging techniques; and

     - pricing and reimbursement policies of government and third-party payors such as insurance companies, health maintenance organizations and other plan administrators.

     Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products.

WE MAY FAIL TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD-PARTY PATENTS

     A number of third-party patent applications have been published, and some have issued, relating to biometallic and expanded porphyrin chemistries. It is likely that competitors and other third parties have and will continue to file applications for and receive patents relating to similar or even the same compositions, methods or designs as those of our products. If any third-party patent claims are asserted against the company's products and are upheld as valid and infringed, we could be prevented from practicing the subject matter claimed in such patents, require license(s) or have to redesign our products or processes to avoid infringement. Such licenses may not be available or, if available, may not be on terms acceptable to us. Alternatively, we may be unsuccessful in any attempt to redesign our products or processes to avoid infringement. Litigation or other legal proceedings may be necessary to defend against claims of infringement, to enforce our patents, or to protect our trade secrets, and could result in substantial cost to the company, and diversion of our efforts.

     We are aware of several U.S. patents owned or licensed to Schering AG that relate to pharmaceutical formulations and methods for enhancing magnetic resonance imaging. We have obtained the opinion of special patent counsel that the technologies we employ for our imaging product under development and magnetic resonance imaging detectable compounds do not infringe the claims of such patents. Nevertheless, Schering AG may still choose to assert one or more of those patents. If any of our products were legally determined to be infringing a valid and enforceable claim of any such patents, our business could be materially adversely affected. Further, any allegation by Schering AG that we infringed their patents would likely result in significant legal costs and require the diversion of substantial management resources. Schering AG sent communications to us suggesting that our oral magnetic resonance imaging contrast agent, CITRA VU, may infringe certain of their patents. We are aware that Schering AG has asserted patent rights against at least one other company in the contrast agent imaging market and that a number of companies have entered into licensing arrangements with Schering AG with respect to one or more of such patents. We cannot be certain that we would be successful in defending a lawsuit or able to obtain a license on commercially reasonable terms from Schering AG, if required.

     We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements with us. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property. These agreements may be breached, and in some instances, we may not have an appropriate remedy available for breach of the agreements. Furthermore, our competitors may independently develop substantially equivalent proprietary information and techniques, reverse engineer our information and techniques, or otherwise gain access to our proprietary technology. We may be unable to meaningfully protect our rights in unpatented proprietary technology.

WE RELY HEAVILY ON THIRD PARTIES

     We currently depend heavily and will depend heavily in the future on third parties for support in product development, manufacturing, marketing and distribution. We have a collaboration agreement with Nycomed. We rely on Nycomed for a portion of our LUTRIN development costs in the form of milestone payments, and for the commercialization, when and if LUTRIN is approved, of this product outside the United States, Canada and Japan. In the field of retinal degeneration, we depend on Alcon for preclinical and clinical studies, regulatory filings and sales and marketing of OPTRIN for ophthalmology uses worldwide. We have entered into agreements with E-Z-EM, Ltd. and E-Z-EM, Inc. (together "E-Z-EM") for sales, marketing and distribution of CITRA VU in Europe and North America. E-Z-EM, Alcon or Nycomed may terminate their agreements with us at their election. We cannot be certain that any of these parties will fulfill their obligations in a manner that maximizes our revenues. Our failure to receive milestone payments or any reduction or discontinuance of efforts by our partners or the termination of these alliances could have a material adverse effect on our business, financial condition and results of operations.

     We also depend upon the National Cancer Institute for the sponsoring and funding of certain of the clinical trials of our XCYTRIN radiation sensitizer and LUTRIN photosensitizer products in development. We cannot be certain that the National Cancer Institute will enlist support for all such trials or that it will continue our funding. If the National Cancer Institute did not support such trials, we may have to fund the continuation of such trials ourselves or reduce the number of disease types in our clinical trials.

     We may be unsuccessful in entering into additional strategic alliances for the development or commercialization of other product candidates. Even if we did enter into any such alliances, they may not be on terms favorable to us or they may ultimately be unsuccessful. See "Business -- Research, Clinical Development and Marketing Collaborations."

     We have no expertise in the development of light sources and associated light delivery devices required for our photoangioplasty and photodynamic therapy products under development. Successful development, manufacturing, approval and distribution of our photosensitization products will require third party participation for the required light sources, associated light delivery devices and other equipment. We currently obtain lasers from Diomed, Inc., light emitting diodes from Quantum Devices, Inc. and cylindrically diffusing light fibers from CardioFocus on a purchase order basis, and such entities are under no obligation to continue to deliver light devices on an ongoing basis. Failure to maintain such relationships may require us to develop additional supply sources which may require additional clinical trials and regulatory approvals and could materially delay commercialization of our LUTRIN and ANTRIN products under development. We may be unable to establish or maintain relationships with other supply sources on a commercially reasonable basis, if at all, or alternatively, the enabling devices may not receive regulatory approval for use in photoangioplasty or photodynamic therapy. See "Business -- Research, Clinical Development and Marketing Collaborations" and "-- Manufacturing and Suppliers."

WE HAVE LIMITED MANUFACTURING EXPERIENCE AND THUS RELY HEAVILY UPON CONTRACT MANUFACTURERS

     We must manufacture our products in commercial quantities, either directly or through third parties, in compliance with regulatory requirements and at an acceptable cost. We do not own manufacturing facilities necessary to provide clinical and commercial quantities of our products.

     In September 1996, we entered into an agreement with Hoechst Celanese Corporation, a manufacturer of chemicals and pharmaceutical components, to optimize and scale up a manufacturing process for and supply of our texaphyrin-based products. In October 1997, Hoechst Celanese assigned the agreement to Celanese, Ltd., in connection with Hoechst Celanese's corporate restructuring. This agreement presently grants Celanese exclusive worldwide manufacturing rights and requires Celanese to supply all of our texaphyrin drug substance for late-stage clinical and commercial use. As a result of the change in its business focus, Celanese has requested that we pursue alternative supply sources. We are presently negotiating the definitive terms and conditions of an agreement pursuant to which Celanese will transfer the manufacturing process it developed with us to other manufacturers. We have entered into agreements with three new manufacturers to evaluate their ability to supply us with the components of the texaphyrin products. None of these manufacturers has delivered commercial quantities of the components or drug substance to us yet, and we cannot be certain that they will be able to deliver commercial quantities of the components or drug substance on a timely basis. Because each of these manufacturers will supply a component of the bulk drug substance, if any of these manufacturers fails to perform its obligations in a timely fashion, our business could be materially harmed. Due to the addition of alternative manufacturers, we must demonstrate to the FDA the substantial chemical equivalence of the materials produced by these manufacturers to the materials used in our clinical trials to date. Failure to demonstrate chemical equivalence of the material produced by these manufacturers could involve performing additional clinical trials and could have a material adverse effect on our business, financial condition and results of operations. In addition, we are in the process of negotiating commercial-scale supply agreements with the same group of manufacturers, but we cannot be certain that we will be able to successfully negotiate these agreements at all or on commercially acceptable terms. Until the transfer from Celanese to the alternative manufacturers is completed, we will face uncertainties regarding the willingness or ability of Celanese or any additional suppliers to deliver bulk drug substance for our products on a timely and commercially attractive basis. Any interruption of supply could have a material adverse effect on our ability to manufacture and commercialize our products.

     Any failure by these third parties to supply our requirements or the National Cancer Institute's requirements for clinical trial materials would jeopardize the completion of such trials and could therefore have a material adverse effect on us. We are engaged in preliminary discussions with a number of manufacturers regarding process development and validation, filling, labeling and packaging of the finished dosage form of XCYTRIN, LUTRIN and ANTRIN. A failure to successfully complete any such agreement could, if we could not locate alternate manufacturing capabilities, have a material adverse effect on our business, financial condition and results of operations.

     E-Z-EM has assumed manufacturing responsibility for CITRA VU through its affiliate, Therapex. Because of the change in our manufacturing source for CITRA VU, we must obtain approval of the new source and must demonstrate the substantial equivalence of the new source to the sources that we used in our previous clinical trials, which could involve performing additional clinical trials. Failure to demonstrate equivalence of these sources could have a material adverse effect on our business, financial condition and results of operations.

     Prior to regulatory approval of our products under development, we intend to negotiate supply agreements with manufacturers who will have the ability to manufacture, fill, label and package such materials prior to commercial introduction of these products. However, only a limited number of contract manufacturers that operate under current federal and state good manufacturing practice regulations and are capable of manufacturing our products exist. Accordingly, we cannot be certain that we will be able to enter into supply agreements on commercially acceptable terms with manufacturers or that we will enter into supply agreements with manufacturers who will be able to deliver supplies in appropriate quantity and quality to develop and commercialize our products. Any interruption of supply of our products could have a material adverse effect on our business, financial condition and results of operations.

WE LACK MARKETING AND SALES EXPERIENCE

     We currently do not have marketing, sales or distribution experience. Therefore, to service markets in which we have retained sales and marketing rights and in the event that any of our agreements with Alcon, Nycomed, or E-Z-EM is terminated, we must develop a sales force with technical expertise. We have no experience in developing, training or managing a sales force. We will incur substantial additional expenses in developing, training and managing such an organization. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our direct marketing and sales efforts may be unsuccessful. In addition, we compete with many other companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against such other companies.

OUR CAPITAL REQUIREMENTS ARE UNCERTAIN AND WE MAY HAVE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE

     We have expended and will continue to expend substantial funds to complete the research, development and clinical testing of our products. We will require additional funds for these purposes, to establish additional clinical-and commercial-scale manufacturing arrangements and to provide for the marketing and distribution of our products. Additional funds may not be available on acceptable terms, if at all. If adequate funds are unavailable from operations or additional sources of financing, we may have to delay, reduce the scope of or eliminate one or more of our research or development programs which would materially and adversely affect our business, financial condition and operations.

     We believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least calendar year 2001. However, our actual capital requirements will depend on many factors, including:

     - continued progress of our research and development programs;

     - our ability to establish additional collaborative arrangements;

     - changes in our existing collaborative relationships;

     - progress with preclinical studies and clinical trials;

     - the time and costs involved in obtaining regulatory clearance;

     - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims; and

     - competing technological and market developments.

     - our ability to market and distribute our products and establish new collaborative and licensing arrangements.

     We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources which may be dilutive to existing stockholders. In addition, in the event that additional funds are obtained through arrangements with collaborative partners or other sources, such arrangements may require us to relinquish rights to some of our technologies, product candidates or products under development that we would otherwise seek to develop or commercialize ourselves.

                         RISKS RELATED TO OUR INDUSTRY

WE FACE RAPID TECHNOLOGICAL CHANGE AND INTENSE COMPETITION

     The pharmaceutical industry is subject to rapid and substantial technological change. Developments by others may render our products under development or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Technological competition in the industry from pharmaceutical and biotechnology companies, universities, governmental entities and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities than we do, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities represent significant competition for us. Acquisitions of, or investments in, competing pharmaceutical or biotechnology companies by large corporations could increase such competitors' financial, marketing, manufacturing and other resources.

     We are a relatively new enterprise and are engaged in the development of novel therapeutic technologies. As a result, our resources are limited and we may experience technical challenges inherent in such novel technologies.

     Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing similar therapeutic, diagnostic and imaging effects than our products. We are aware that one of our competitors in the market for photodynamic therapy drugs has received marketing approval of a product for certain uses in the United States and other countries. Our competitors may develop products that are safer, more effective or less costly than our products and, therefore, present a serious competitive threat to our product offerings.

     The widespread acceptance of therapies that are alternatives to ours may limit market acceptance of our products even if commercialized. The diseases for which we are developing our therapeutic products can also be treated, in the case of cancer, by surgery, radiation and chemotherapy, and in the case of atherosclerosis, by surgery, angioplasty, drug therapy and the use of devices to maintain and open blood vessels. These treatments are widely accepted in the medical community and have a long history of use. The established use of these competitive products may limit the potential for our products to receive widespread acceptance if commercialized.

WE ARE SUBJECT TO UNCERTAINTIES REGARDING HEALTH CARE REIMBURSEMENT AND REFORM

     The continuing efforts of government and insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce costs of health care may affect our future revenues and profitability, and the future revenues and profitability of our potential customers, suppliers and collaborative partners and the availability of capital. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a material adverse effect on our business, financial condition and results of operations.

     Our ability to commercialize our products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of our products and related treatment are obtained by governmental authorities, private health insurers and other organizations, such as HMOs. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially adversely affect our ability to operate profitably.

OUR BUSINESS EXPOSES US TO PRODUCT LIABILITY CLAIMS

     The testing, manufacture, marketing and sale of our products involve an inherent risk that product liability claims will be asserted against us. Although we are insured against such risks up to a $10,000,000 annual aggregate limit in connection with clinical trials and commercial sales of our products, our present product liability insurance may be inadequate. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition and results of operations. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. An inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of our pharmaceutical products. A product liability claim or recall would have a material adverse effect on our reputation, business, financial condition and results of operations.

OUR BUSINESS INVOLVES ENVIRONMENTAL RISKS

     In connection with our research and development activities and our manufacture of materials and products, we are subject to federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials, biological specimens and wastes. Although we believe that we have complied with the applicable laws, regulations and policies in all material respects and have not been required to correct any material noncompliance, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, including but not limited to certain hazardous chemicals and radioactive materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an occurrence, we could be held liable for any damages that result and any such liability could exceed our resources.

YEAR 2000 ISSUES COULD DISRUPT OUR BUSINESS OPERATIONS

     We have assessed our exposure to Year 2000-related problems, focusing on four potential areas of exposure: internal information systems, scientific equipment, facility support systems and the readiness of significant third parties with whom we have material business relationships. We have substantially completed the implementation of all necessary upgrades and believe that the Year 2000 issue will not pose significant operational problems for our internal computer systems. After an inventory of our major pieces of scientific equipment and of our major facility support systems such as communications, security and building maintenance systems, we believe them to be Year 2000-compliant. We have contacted our significant suppliers and service providers to determine the extent to which our systems which interact with systems of third parties would be vulnerable if those third parties failed to address their own Year 2000 issues. We cannot be certain that the systems of other companies on which our systems rely will be timely converted and any failure by these companies to do so may have an adverse impact on our systems. We estimate that the cost of the required upgrades and conversions will not have a significant impact on our results of operations.

                         RISKS RELATED TO THIS OFFERING

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE

     The market prices for securities of small capitalization biotechnology companies, including ours, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly due to a variety of factors, including:

     - the results of preclinical testing and clinical trials by us or our competitors;

     - technological innovations or new therapeutic products;

     - governmental regulation;

     - developments in patent or other proprietary rights;

     - litigation;

     - public concern as to the safety of products developed by us or others;

     - comments by securities analysts; and

     - general market conditions in our industry.

     In addition, if any of the risks described in these "Risk Factors" actually occurred, it could have a dramatic and material adverse impact on the market price of our common stock.

                                USE OF PROCEEDS

     The net proceeds to us from the offering will be approximately $41.1 million at an assumed public offering price of $25 1/8 per share and after deducting the underwriting discounts and estimated offering expenses ($47.3 million if the underwriters exercise their over-allotment option in full). We expect to use the net proceeds from this offering for research and development activities, including clinical trials, process development and manufacturing support and for general corporate purposes, including working capital. We may use a portion of the proceeds to acquire or invest in complementary businesses, products or technologies, although we are not currently in negotiations concerning any such acquisitions or investments. Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least the calendar year 2001. Pending such uses, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities. See Risk Factors "-- We have a history of operating losses and we may continue to have losses in the future" and "-- We may have difficulty raising needed capital in the future which could significantly harm our business."

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading publicly on the Nasdaq National Market on October 24, 1995 and is traded under the symbol "PCYC." Prior to that date, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices of the common stock.

                                                            HIGH        LOW
                                                           -------    -------
FISCAL YEAR ENDED JUNE 30, 1998
First Quarter............................................  $27.00     $    14.38
Second Quarter...........................................   28.00          21.00
Third Quarter............................................   29.62          20.75
Fourth Quarter...........................................   34.88          22.00

FISCAL YEAR ENDED JUNE 30, 1999
First Quarter............................................  $24.00     $    12.75
Second Quarter...........................................   26.00          10.63
Third Quarter............................................   27.25          14.38
Fourth Quarter...........................................   29.00          13.38

FISCAL YEAR ENDING JUNE 30, 2000
First Quarter (through August 10, 1999)..................  $30.13          23.88

     As of July 30, 1999, there were 111 holders of record of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization and, as adjusted, as of June 30, 1999, to give effect to the sale of the 1,750,000 shares of common stock offered by this prospectus at an assumed public offering price of $25 1/8 per share and the application of the estimated net proceeds from this offering. The information below should be read in conjunction with our financial statements and notes to those statements, and other financial information included elsewhere in this prospectus.

                                                                   JUNE 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Capital lease obligations...................................  $    275     $    275
                                                              --------     --------
Stockholders' equity:
  Preferred stock, $0.0001 par value; 1,000,000 shares
     authorized; none issued and outstanding, actual or as
     adjusted...............................................        --           --
  Common stock, $0.0001 par value; 24,000,000 shares
     authorized; 12,428,871 shares issued and outstanding
     actual; 14,178,871 shares issued and outstanding as
     adjusted(1)............................................         1            1
  Additional paid-in capital................................   117,178      158,269
  Accumulated other comprehensive income....................       (85)         (85)
  Deficit accumulated during development stage..............   (67,137)     (67,137)
                                                              --------     --------
          Total stockholders' equity........................    49,957       91,048
                                                              --------     --------
            Total capitalization............................  $ 50,232     $ 91,323
                                                              ========     ========

---------------
(1) Excludes, as of June 30, 1999, an aggregate of 1,981,701 shares of common stock consisting of:

     - 1,966,995 shares of common stock issuable upon exercise of options outstanding at a weighted average exercise price of $17.38 per share;

     - 14,706 shares of common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $4.88 per share.

                                    DILUTION

     Our net tangible book value at June 30, 1999 was approximately $50.0 million, or $4.02 per share. Net tangible book value per share is determined by dividing our tangible net worth (total tangible assets less total liabilities) by the number of shares of common stock outstanding. After giving effect to our sale of the 1,750,000 shares of common stock offered by this prospectus at an assumed public offering price of $25 1/8 per share and after deducting underwriting discounts and estimated offering expenses, our net tangible book value at June 30, 1999 would have been approximately $91.0 million, or $6.42 per share. This represents an immediate increase in net tangible book value of $2.40 per share to existing stockholders and an immediate dilution in net tangible book value of $18.71 per share to new investors purchasing shares at the assumed public offering price. The following table illustrates this per share dilution:

Assumed public offering price per share.....................              $  25.13
  Net tangible book value per share before the offering.....  $   4.02
  Increase per share attributable to existing investors.....      2.40
                                                              --------
  Net tangible book value per share after the offering......                  6.42
                                                                          --------
Dilution per share to new investors.........................              $  18.71
                                                                          ========

                            SELECTED FINANCIAL DATA

     The historical statement of operations data below for the years ended June 30, 1997, 1998 and 1999 and the balance sheet data as of June 30, 1998 and 1999 are derived from audited financial statements, which are included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1995 and 1996 and the balance sheet data at June 30, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to these statements included elsewhere in this prospectus.

                                                                                                PERIOD FROM
                                                                                                 INCEPTION
                                                       YEAR ENDED JUNE 30,                     (APRIL 1991)
                                     -------------------------------------------------------      THROUGH
                                       1995       1996        1997        1998        1999     JUNE 30, 1999
                                     --------    -------    --------    --------    --------   -------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  License and grant revenues.......  $     79    $   301    $     25    $  2,700    $    750     $  6,855
  Contract revenue.................        --         --          --         831       1,291        2,122
                                     --------    -------    --------    --------    --------     --------
      Total revenues...............        79        301          25       3,531       2,041        8,977
                                     --------    -------    --------    --------    --------     --------
Operating expenses:
  Research and development.........     9,330      7,641       9,632      13,973      21,889       73,022
  General and administrative.......       996      1,515       1,905       1,987       2,762       10,824
                                     --------    -------    --------    --------    --------     --------
      Total operating expenses.....    10,326      9,156      11,537      15,960      24,651       83,846
                                     --------    -------    --------    --------    --------     --------
Loss from operations...............   (10,247)    (8,855)    (11,512)    (12,429)    (22,610)     (74,869)
Interest income....................       187        940       1,480       2,826       3,398        9,165
Interest expense...................      (419)      (320)       (226)        (72)        (34)      (1,332)
                                     --------    -------    --------    --------    --------     --------
Loss before income taxes...........   (10,479)    (8,235)    (10,258)     (9,675)    (19,246)     (67,036)
Provision for income taxes.........        --         --          --          --          --         (101)
                                     --------    -------    --------    --------    --------     --------
Net loss...........................  $(10,479)   $(8,235)   $(10,258)   $ (9,675)   $(19,246)    $(67,137)
                                     ========    =======    ========    ========    ========     ========
Basic and diluted net loss per
  share(1).........................  $ (12.04)   $ (1.35)   $  (1.11)   $  (0.87)   $  (1.55)
                                     ========    =======    ========    ========    ========
Shares used to compute basic and
  diluted net loss per share(1)....       870      6,106       9,264      11,061      12,378
                                     ========    =======    ========    ========    ========

                                                            JUNE 30,
                                     -------------------------------------------------------
                                       1995       1996        1997        1998        1999
                                     --------    -------    --------    --------    --------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
  short-term investments...........  $    376    $22,003    $ 30,827    $ 36,645    $ 46,405
Long-term investments..............        --         --       6,103      33,736       5,067
Total assets.......................     3,539     25,015      39,707      73,019      55,557
Capital lease obligations..........     2,178      1,858       1,298         530         275
Deficit accumulated during
  development stage................   (19,723)   (27,958)    (38,216)    (47,891)    (67,137)
Total stockholders' equity
  (deficit)........................    (1,652)    21,991      36,696      68,641      49,957

---------------

(1) See Note 1 to the financial statements for a description of the computation of basic and diluted net loss per share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our financial statements and the related notes to the financial statements included elsewhere in this prospectus. Our fiscal year ends on June 30.

OVERVIEW

     Pharmacyclics is a pharmaceutical company focused on the development of products that improve existing therapeutic approaches to cancer, atherosclerosis and retinal disease. We are currently in a multicenter international Phase III clinical trial of XCYTRIN to improve the efficacy of radiation therapy of tumors that have spread to the brain resulting from a variety of cancers, including those of the lung and breast. We have completed a Phase II clinical trial for LUTRIN as a photosensitizer to evaluate its safety, tolerability and efficacy for use in the photodynamic therapy of recurrent breast cancers to the chest wall. Through our Cooperative Research and Development Agreement, the National Cancer Institute intends to conduct several Phase I clinical trials of XCYTRIN and LUTRIN, each for a variety of additional cancer indications. We have also completed a Phase I clinical trial for ANTRIN to evaluate its safety and efficacy for photoangioplasty treatment of patients with peripheral arterial disease involving the blood vessels of the lower extremities. In addition, Alcon is conducting a Phase I/II clinical trial of OPTRIN for the photodynamic therapy of patients with a degenerative disease of the retina caused by growths of small blood vessels in the retina known as age-related macular degeneration. Alcon is conducting this trial under a 1997 evaluation and license agreement that gave Alcon the right to conduct worldwide development, marketing and sales of OPTRIN for ophthalmology indications. Also in 1997, we entered into a collaborative agreement with Nycomed to sell and market LUTRIN for cancer therapy outside the United States, Canada and Japan.

     To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales, and we do not expect to receive product revenues for at least the next several years. We have incurred significant operating losses since our inception in 1991 and, as of June 30, 1999, had an accumulated deficit of approximately $67.1 million. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs, in addition to costs related to clinical trials and manufacturing activities. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our achieving profitability depends upon our ability, alone or with others, to successfully complete the development of our products under development, and obtain required regulatory clearances and successfully manufacture and market our products. See "Risk Factors -- All of our product candidates are in development and we cannot be certain that any of our products under development will be commercialized," "-- Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will harm our business," "-- We have a history of operating losses and we expect to continue to have losses in the future" "-- Failure to obtain product approvals or comply with ongoing governmental regulations could adversely affect our business" and "-- Our capital requirements are uncertain and we may have difficulty raising needed capital in the future."

RESULTS OF OPERATIONS

     Comparison of Years Ended June 30, 1999, 1998 and 1997

     Revenues. Our revenues for the years ended June 30, 1999, 1998 and 1997 were $2,041,000, $3,531,000 and $25,000, respectively. Revenues for the year ended June 30, 1999 resulted primarily from a milestone payment from Alcon and contract revenue from Nycomed and Alcon. Revenues in fiscal 1998 consisted primarily of $2,700,000 in license revenue and $831,000 in contract revenue associated with the Nycomed and Alcon agreements. The $25,000 of revenue in fiscal 1997 was the result of milestone payments from E-Z-EM related to the signing of a European sales and distribution agreement and receipt of marketing approval in the United Kingdom for CITRA VU.

     Research and Development Expenses. Research and development expenses were $21,889,000 for the year ended June 30, 1999, compared to $13,973,000 for the year ended June 30, 1998 and $9,632,000 for the year ended June 30, 1997. The $7,916,000, or 57% increase from 1998 to 1999 was due primarily to increased clinical trial costs, greater drug purchases for use in clinical trials and greater personnel costs. Research and development expenses incurred in connection with research and development contracts were $3,150,000 for the year ended June 30, 1999. We expect research and development expenses to increase in fiscal 2000 as we continue development of our products.

     The $4,341,000, or 45% increase in research and development spending in 1998 from 1997 was due primarily to supporting clinical trials for XCYTRIN, LUTRIN and ANTRIN. Such costs included clinical product supplies, clinical site costs and personnel. Research and development expenses incurred in connection with research and development contracts were $2,200,000 for the year ended June 30, 1998.

     General and Administrative Expenses. General and administrative expenses for the years ended June 30, 1999, 1998 and 1997 were $2,762,000, $1,987,000 and
$1,905,000, respectively. The $775,000, or 39% increase for 1999 compared to 1998 primarily resulted from increases in personnel and related expenses and costs associated with hiring new employees. General and administrative expenses increased $82,000, or 4%, for 1998 compared to 1997. The increase in fiscal 1998 expense was primarily related to personnel and related expenses. General and administrative expenses in fiscal 1997 included approximately $300,000 of financing costs related to a planned public financing which was withdrawn due to market conditions. We expect general and administrative expenses to increase in fiscal 2000.

     Interest Income, Net of Interest Expense. Interest income, net of interest expense, was $3,364,000 $2,754,000 and $1,254,000 for the years ended June 30,
1999, 1998 and 1997, respectively. The increase in each of 1999 and 1998 was primarily the result of interest earned on higher average cash balances from a public equity offering completed in February 1998. Our cash equivalents and investments consist primarily of fixed rate instruments that are not subject to interest rate risk.

     Income Taxes. At June 30, 1999, we had net operating loss carryforwards of approximately $58.0 million for federal income tax reporting purposes and tax credit carryforwards of approximately $2.9 million for federal reporting purposes. These amounts expire at various times through 2019. As a result of ownership changes that have occurred during the past four fiscal years, we believe that utilization of our net operating loss and tax credit carryforwards is subject to annual limitations. See Note 6 of "Notes to Financial Statements."

LIQUIDITY AND CAPITAL RESOURCES

     Our principal sources of working capital have been primarily private and public equity financings and proceeds from collaborative research and development agreements, as well as grant revenues, interest income and property and equipment financings. Since inception, we have used approximately $57,750,000 of cash for operating activities and approximately $7,427,000 of cash for the purchase of laboratory and office equipment and payments under capital lease agreements.

     As of June 30, 1999, we had approximately $51,472,000 in cash, cash equivalents and investments. Net cash used in operating activities was $17,243,000, $6,545,000 and $8,553,000 for the years ended June 30, 1999, 1998 and 1997, respectively, and resulted primarily from operating losses adjusted for non-cash expenses and changes in accounts payable. Net cash provided by investing activities was $7,414,000 in the year ended June 30, 1999 and consisted primarily of proceeds from the sale of investments, partially offset by purchase of investments and property and equipment. Net cash used in investing activities was $36,629,000 and $13,291,000 for the years ended June 30, 1998 and 1997, respectively, and consisted primarily of net purchases of investments. Net cash provided by financing activities was $303,000, $40,761,000 and $23,763,000 for the years ended June 30, 1999, 1998 and 1997, respectively, and consisted primarily of proceeds from the sale of equity securities.

     In February 1998, we sold 2,012,500 shares of our common stock at a price of $21.75 per share which resulted in net proceeds to us of approximately $40.8 million. In February 1997, we completed a private placement of 862,190 shares of common stock at $19.05 per share for net proceeds of $16.3 million. In November 1996, we completed a private placement of 580,000 shares of common stock at $14.00 per share for proceeds of $8.1 million. We filed and had declared effective on April 22, 1997, a registration statement on Form S-3 covering resales of the securities purchased in both private placements.

     Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our existing cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least the calendar year 2001. However, our actual capital requirements will depend on many factors, including the status of product development; the time and cost involved in conducting clinical trials and obtaining regulatory approvals; filing, prosecuting and enforcing patent claims; competing technological and market developments; and our ability to market and distribute our products and establish new collaborative and licensing arrangements. At June 30, 1999 we had approximately $7.4 million in cancellable purchase commitments with three suppliers of drug components and final bulk drug substance and one supplier of lasers.

     Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. The factors described above will impact our future capital requirements and the adequacy of our available funds. We may be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. We cannot be certain that such additional funding, if needed, will be available on terms attractive to us, or at all. Furthermore, any additional equity financing may be dilutive to existing stockholders and debt financing, if available, may involve restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require us to relinquish rights to certain of our technologies, products or marketing territories. Our failure to raise capital when needed could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors -- Risks Related to Pharmacyclics -- Our capital requirements are uncertain and we may have difficulty raising capital in the future."

IMPACT OF YEAR 2000

     Many older computer software programs refer to years in terms of their final two digits only. Such programs may interpret the year 2000 to mean the year 1900 instead, the so-called "Year 2000" problem. If not corrected, those programs could cause date-related transaction failures.

     We have assessed our exposure for Year 2000-related problems focusing on four potential areas of exposure -- internal information systems, scientific equipment, facility support systems and the readiness of significant third parties with whom we have material business relationships.

     Internal Information Systems

     We are using a number of computers and computer programs across all of our operations. We have performed an inventory of our computer equipment and computer programs. To date, we have identified no significant internal information systems as non-Year 2000-compliant and we have enacted procedures to assure that all purchases of new systems are Year 2000-compliant.

     Scientific Equipment

     We have taken an inventory of the major pieces of our scientific equipment. We believe all major pieces of our scientific equipment to be Year 2000-compliant.

     Facility Support Systems

     We have also taken an inventory of our major facility support systems such as communications, security and building maintenance systems. We believe all major systems to be Year 2000-compliant.

     Third Parties With Major Business Relationships

     We depend upon a large number of third parties that provide information, goods and services to us. These include financial institutions, suppliers, vendors, research partners and governmental entities. We have begun surveying all of our major vendors and other third party interests to determine whether their systems are Year 2000-compliant. We cannot guarantee that all of our key suppliers, partners and others will achieve Year 2000 compliance in a timely manner. The failure of our vendors and partners to successfully address the Year 2000 issue could have a material adverse effect on our ability to fully address our Year 2000 issue. Such failures could materially affect our results of operations, liquidity and financial condition.

     Our contingency plan to minimize the risks associated with Year 2000 issues consists primarily of arranging for adequate supplies of bulk drug substances to ensure that our ongoing clinical trials are not interrupted. Our contingency plan has been substantially implemented as of August 1999.

     We expense external and internal costs specifically associated with addressing Year 2000 issues as incurred. To this point, these costs have not been material and we do not expect such costs to be material in the future. We cannot be certain, however, that our assessment of Year 2000's potential impact on us will not change as we complete our assessment, or that Year 2000 will not ultimately cause a material disruption in our business.

MARKET RISK

     Our cash and cash equivalents, investments and debt are comprised primarily of short-term fixed rate instruments. Accordingly, we are not subject to interest rate risk to any significant degree.

     One of our cancellable drug supply agreements is denominated in a foreign currency. We have not entered into any agreements or transactions to hedge the risk associated with potential fluctuations in currencies; accordingly, we are subject to foreign currency exchange risk related to this contract. While we may enter into hedge or other agreements in the future to actively manage this risk, we do not believe this risk is material to our financial statements.

                                    BUSINESS

OVERVIEW

     We are a pharmaceutical company developing products to improve upon current therapeutic approaches to the treatment of cancer, atherosclerosis and retinal disease. We use our expertise in the chemistry of biologically-active metal-containing compounds to develop patented molecules called texaphyrins which, when injected, accumulate in tumor growths, in the diseased portions of major blood vessels and in small blood vessel growths in the retina. When we expose these molecules to various energy sources, such as X-ray, light or chemical, these metallic molecules energize and by doing so are able to destroy diseased tissue with minimal damage to surrounding healthy cells. Our lead texaphyrin-based product candidates are:

     - XCYTRIN, a molecule to enhance the effects of radiation and chemotherapy in treating cancer;

     - LUTRIN, a molecule for use in photodynamic therapy of cancer;

     - ANTRIN, a molecule to treat atherosclerosis via photoangioplasty; and

     - OPTRIN, a molecule to treat age-related macular degeneration, a disease of the retina caused by growth of small blood vessels, which can lead to blindness.

     Our technology is based upon our expertise in developing biologically-active molecules that are capable of being activated by energy. In nature, a class of molecules called porphyrins, including heme found in hemoglobin and chlorophyll found in plants, is found in tissues or organs responsible for energy production, metabolism or transport functions. Our texaphyrins, which are synthetic, expanded porphyrins, are designed to take advantage of two key characteristics of naturally-occurring porphyrins: interaction with energy and accumulation in tissues with high energy demands. Texaphyrins are capable of binding larger metal atoms and of capturing, focusing and transforming X-ray, light or chemical energy into other energy forms. This allows them to be used for targeted destruction of diseased tissues. In each case, the type of metal inserted and the form of energy applied determines the physical, chemical and therapeutic characteristics of the texaphyrin.

     Following accumulation at the disease site, which generally occurs in minutes to a few hours, the appropriate energy form can activate the texaphyrins' therapeutic effects. Texaphyrins are water soluble, which may make them safer and easier to administer to patients. The diagram below depicts some of our texaphyrin-based products under development:
                 [TEXAPHYRIN-BASED PRODUCTS UNDER DEVELOPMENT]

MARKET OVERVIEW

     Cancer

     Cancer results from the uncontrolled multiplication of cells which invade and interfere with the normal function of adjacent tissues and organs. Frequently, cancer cells become dislodged from their primary site and spread, or metastasize, to other places in the body. Approximately 1.2 million new cases of cancer are diagnosed annually in the United States. The appropriate cancer therapy for each patient depends on the cancer type and careful assessment of the size, location and existence of spread of the tumor using diagnostic imaging procedures. Therapy typically includes some combination of surgery, radiation therapy or chemotherapy.

     Chemotherapy and radiation therapy tend to indiscriminately destroy both healthy and diseased cells and cause serious side effects. As a result, substantial cancer research has been directed toward improving the effectiveness of existing therapy while reducing toxicity. These approaches seek to identify drugs which are capable of targeting the tumor and making the cancer cells more sensitive and responsive to radiation therapy or chemotherapy. The following are therapies used in the treatment of cancer:

     Radiation Therapy. Approximately 3,000 physicians specializing in radiation oncology administer radiation therapy to more than 700,000 patients annually in the United States. The radiation is usually applied to the tumor site several times per week over a period of two to six weeks. Radiation therapy often has toxic effects on healthy tissue surrounding the tumor because the energy cannot be adequately targeted. An estimated 50% of newly diagnosed cancer patients, including those with cancers of the lung, breast, prostate, or head and neck region, will receive radiation therapy as part of their initial treatment. In addition, approximately 150,000 patients with persistent or recurrent cancer also will receive radiation therapy. Depending on the complexity and duration of treatment, a course of radiation therapy for cancer can cost between $10,000 and $25,000.

     Chemotherapy. More than 350,000 patients each year in the United States receive chemotherapy for treatment of many types of cancer. The serious or life-threatening side effects of chemotherapy agents, many of which are due to the drug's lack of selectivity, limit the effectiveness of this treatment. Chemotherapy drugs tend to distribute themselves throughout the body in normal tissues as well as in the tumor. Because of their toxicity to normal tissues, chemotherapy drugs can be administered only in small dosages and accordingly, the therapeutic benefits may be limited.

     Photodynamic Therapy. Photodynamic therapy is a new cancer treatment based on the use of light energy to activate certain types of drugs known as photosensitizers. In this procedure, the photosensitizer, ideally one which accumulates more readily in tumor cells, is injected into the patient. The tumor site is then illuminated with visible light of a strength and wavelength that is absorbed by the photosensitizer. Once so activated, the photosensitizer causes tumor cell death. The FDA approved the first photosensitizing agent in early 1996 for the treatment of obstructing cancers of the esophagus and more recently for the treatment of particular types of lung cancer. To date, use of such drugs has been restricted to treatment of superficial or small lesions because these photosensitizers have been unable to absorb light of a wavelength capable of penetrating deeply into tissues. Other limitations of photosensitizers have included unfavorable distribution, prolonged retention in the body, skin toxicity and insolubility in water, complicating intravenous administration.

     Atherosclerosis

     Atherosclerosis, or hardening of the arteries, is a disease in which cholesterol, other fatty materials and inflammatory cells are deposited in the walls of blood vessels, forming a build-up known as plaque. The accumulation of plaque narrows the interior of the blood vessels, reducing blood flow. Atherosclerosis in the coronary arteries can lead to heart attack and death. In other blood vessels, atherosclerosis can lead to decreased mobility, loss of function, loss of limbs and other complications such as stroke. Current treatments for atherosclerosis include surgery and other techniques aimed at removing or relieving the plaque. Balloon angioplasty is a procedure using catheter devices inserted inside the vessels to mechanically compress or remove the obstruction. Currently, more than 600,000 patients per year in the United States undergo these procedures for treatment of atherosclerosis in the coronary arteries. These procedures require the use of anti-clotting drugs and, frequently, the use of devices inserted inside the vessels to reduce the incidence of reclosure, which results from traumatic damage to the vessel wall. Generally, these techniques have been limited to treating only short sections of the diseased vessel.

     Blindness Caused by Retinal Degeneration

     Age-related degeneration of the retina is the major cause of severe visual loss in the elderly. There are approximately 1.1 million people with age-related macular degeneration in the United States, with approximately 200,000 new cases diagnosed annually. Patients with this disease develop blurred vision and distortion, decreased vision and blind spots in the center of the visual field. This disease is caused by the abnormal growth and proliferation of small blood vessels in the retina. Although laser treatment can slow progression of disease in some patients, it generally fails to prevent progression of the disease, which ultimately leads to blindness.

OUR BUSINESS STRATEGY

     The key elements of our business strategy include:

     - Focusing on drugs that address the large markets for the treatment of cancer and atherosclerosis. Although our technology platform can be used to develop a wide range of drug substances, we have focused our initial efforts on cancer and atherosclerosis, and particularly on the treatment of life-threatening cancers in which accelerated regulatory approval and favorable pricing may be possible.

     - Improving upon existing medical procedures. Our products are designed to be used in conjunction with and to enhance the safety and effectiveness of, standard medical treatments. We believe this increases their likelihood of being rapidly adopted by physicians.

     - Creating diverse product opportunities based on our texaphyrin technology. Our texaphyrin-based technology platform can incorporate a variety of metals and can be used to target many different types of disease. Our research and development efforts are focused on developing new uses for texaphyrins.

     - Retaining rights to key products in advanced clinical testing. We have retained worldwide rights to our XCYTRIN radiation enhancer, U.S., Canadian and Japanese rights to our LUTRIN photosensitizer for cancer treatment and worldwide rights to ANTRIN for photoangioplasty of atherosclerosis. By maintaining product rights through late-stage clinical development, we believe that we can create greater value for our products and retain the opportunity to sell and market our products.

PRODUCTS UNDER DEVELOPMENT

     The table below summarizes our product candidates and their stage of development:

----------------------------------------------------------------------------------------------------------------
 PRODUCT                   TARGETED DISEASE           REGULATORY STATUS(1)          MARKETING RIGHTS
----------------------------------------------------------------------------------------------------------------
 CANCER THERAPY
 XCYTRIN                   Brain metastases           Phase III                     Pharmacyclics
 Radiation Enhancer
                           Primary brain tumor        Phase I, National Cancer      Pharmacyclics
                           Pancreatic cancer          Institute
                           Lung cancer                Pending, National Cancer      Pharmacyclics
                           Prostate Cancer            Institute(2)
                           Childhood gliomas
----------------------------------------------------------------------------------------------------------------
 XCYTRIN                   A variety of cancers       Preclinical                   Pharmacyclics
 Chemotherapy Enhancer
----------------------------------------------------------------------------------------------------------------
 LUTRIN                    Breast cancer              Phase II                      Pharmacyclics in the U.S.,
 Photosensitizer                                                                    Canada and Japan;
                                                                                    Nycomed in rest of world
                           Esophageal cancer          Pending, National Cancer      Pharmacyclics
                           Cervical cancer            Institute(2)
                           Head and neck cancer
                           Prostate cancer
                           Lung cancer
                           Ovarian cancer
 ATHEROSCLEROSIS THERAPY
 ANTRIN                    Peripheral                 Phase II                      Pharmacyclics
 Photosensitizer           vascular disease
                           Coronary artery disease    Preclinical                   Pharmacyclics
 MACULAR DEGENERATION
 OPTRIN                    Degenerative disease       Phase I/II                    Alcon
 Photosensitizer           of the retina
 DIAGNOSTIC IMAGING
 CITRA VU                  Oral magnetic resonance    FDA approvable letter         E-Z-EM in Europe and North
                           imaging contrast agent     received December 1996        America;
                           for abdomen and pelvis                                   Pharmacyclics in rest of
                                                                                    world
----------------------------------------------------------------------------------------------------------------

(1) As used in this prospectus, "Preclinical" means testing on animal models for indications of safety and efficacy prior to the initiation of human clinical trials. "Phase I" means initial human clinical trials designed to establish the safety, dose tolerance and sometimes distribution of a compound. "Phase I/II" means initial human clinical trials designed to establish the safety, dose tolerance and, sometimes, distribution of a compound and which are, in contrast to Phase I clinical trials, performed on patients with the targeted disease. "Phase II" means human clinical trials designed to establish safety, optimal dosage and preliminary activity of a compound. "Phase III" means human clinical trials designed to lead to accumulation of data sufficient to support a new drug application, including substantial evidence of safety and efficacy. "FDA approvable letter" means that the FDA has deemed the drug capable of registration for commercial use provided that certain conditions relating to product formulation, stability and manufacturing can be resolved to the agency's satisfaction.

(2) The National Cancer Institute intends to sponsor clinical studies for these cancer types and is currently in the process of establishing protocols for these studies for submission to the FDA.

CANCER THERAPY

     XCYTRIN for Radiation Enhancement

     Radiation therapy of cancer destroys cancer cells through exposure to relatively high doses of externally applied radiation. While cancer cells are somewhat more sensitive to radiation exposure than healthy tissues, radiation therapy has toxic effects on healthy tissue surrounding the tumor because the energy cannot be adequately targeted. Our preclinical studies indicate that XCYTRIN both accumulates in tumors and increases the local destructive effect of radiation therapy in those targeted tissues. XCYTRIN's uptake in tumor cells occurs within minutes of administration and persists for hours, effectively concentrating the drug's effect on the tumor. XCYTRIN interacts with X-rays forming substances that enhance the destruction of tumor cells. In preclinical studies, animals receiving XCYTRIN in conjunction with radiation therapy had greater tumor response rates as compared to the control group receiving equivalent doses of radiation therapy alone. Preclinical studies further indicate that XCYTRIN increases the effect of radiation therapy at the tumor site, with no increased damage to surrounding healthy tissues. An additional feature of XCYTRIN is that it is detectable by magnetic resonance imaging scanning, providing an ongoing method of monitoring its distribution in patients.

     Initially, we intend to seek FDA approval of XCYTRIN for treatment of patients with tumors which have spread to the brain who are receiving radiation therapy. This condition occurs in approximately 15% to 20% of all cancer patients, often in patients with primary lung or breast cancer, and is usually treated with radiation therapy delivered to the whole brain. The median survival of patients with tumors which have spread to the brain is about four months. Patients with this condition develop devastating complications, including severe headache, seizures, paralysis, blindness and impaired ability to think. Radiation therapy for treatment of this problem is performed on approximately 170,000 patients per year in the United States and is intended to prevent or reduce these complications. We believe that XCYTRIN could eventually be used in many other tumor types and clinical situations requiring radiation therapy.

     Clinical Status. We have completed a Phase I clinical trial of XCYTRIN in 38 adult patients with advanced cancer who received radiation therapy. This trial was designed to determine the toxicity of a single dose of the drug. Reversible kidney toxicity was found at the highest doses of drug tested. Accumulation of XCYTRIN in lung cancer, breast cancer and other tumors has been confirmed using magnetic resonance imaging.

     We have also completed an international multicenter Phase Ib/II clinical trial to evaluate the safety and efficacy of XCYTRIN in cancer patients receiving radiation therapy for treatment of tumors which had spread to the brain. We have compared the results from the Phase Ib/II trial to historical data using a 528 patient database containing information on clinical features and outcomes in comparable patients receiving treatment with identical doses of radiation alone. After 6 months and 12 months, 41% and 25% of XCYTRIN-treated patients were alive compared to 30% and 14% of the historical controls, respectively. XCYTRIN treatment was a statistically significant independent factor in determining survival. The effect of XCYTRIN treatment on neurologic progression was determined by comparing the causes of death in the treated patients to those of the control patients. Death due to tumor progression in the brain was seen in 15% of XCYTRIN-treated patients compared to more than 35% in the control group.

     Statisticians from the Radiation Therapy Oncology Group, a large U.S. cooperative clinical trial group, performed a similar analysis using its database. Using a case-matched control analysis, they found that XCYTRIN-treated patients had better survival than controls, with 30% of XCYTRIN-treated patients surviving 12 months compared to 11% in the control groups. Forty-nine percent of control patients died due to tumor progression in the head compared to 15% in the XCYTRIN group.

     We have initiated a controlled Phase III trial with XCYTRIN for the treatment of patients with tumors that have spread to the brain undergoing whole brain radiation therapy. We are now enrolling patients at approximately 30 sites in the U.S., Canada, Netherlands and France. We expect that about 10 additional centers will participate in the trial including four sites in the United Kingdom.

     We plan to enroll approximately 425 adult patients in this study. Patients will be randomly assigned to treatment with either standard whole-brain radiation therapy or treatment with XCYTRIN plus standard whole-brain radiation therapy. The XCYTRIN-treated group will receive ten intravenous injections of XCYTRIN, each prior to ten daily doses of radiation therapy. We will follow all patients for a minimum of 6 months after treatment or until death. The study will measure survival, time-to-neurologic progression, tumor response by magnetic resonance imaging and quality of life. The co-primary end-points of the study are survival and time-to-neurologic progression assessed by neurological examinations and neurocognitive testing. Statistically significant improvement in either survival or time-to-neurologic progression will be considered as satisfying the primary end point of the trial, and may provide the basis of a marketing approval. An outside, independent Data Safety Monitoring Board will monitor the study by reviewing and analyzing interim data two-thirds of the way into the study for possible early termination of the trial in the event of significant efficacy or unacceptable toxicity. The FDA has indicated that the proposed Phase III trial will qualify for "Fast Track" review.

     The median survival of patients with tumors that have spread to the brain is approximately 3 to 4 months and depends on various clinical features such as tumor type, performance status, age and presence of disease outside the brain. Although most patients die from disease progression in the brain, many patients will die due to progression of their disease in other locations in the body. The trial's patient eligibility requirements are designed to enroll those patients most likely to succumb to tumor growth in the brain. Improved local control of tumor growth from radiation therapy in XCYTRIN-treated patients could result in prolonged survival or time-to-progression compared to radiation therapy alone.

     In addition to our studies in patients with tumors that have spread to the brain, the National Cancer Institute has agreed to sponsor several clinical trials with XCYTRIN for additional cancer types:

     TARGETED DISEASE                       LOCATION                         STATUS
     ----------------                       --------                         ------
Primary Brain Tumor         UCLA Medical Center and University of      Enrolling patients
                            Southern California

Primary Brain Tumor         NABTT (New Approaches to Brain Tumor       Pending
                            Therapy Consortium, comprised of ten
                            centers)

Primary Brain Tumor         University of Chicago                      Pending

Pediatric Brain Tumors,     Children's Cancer Group (CCG), a           Pending
  including Childhood       consortium of U.S. Children's Hospitals
  Glioma

Lung Cancer                 Ohio State University                      Pending

Pancreatic Cancer           University of Pittsburgh                   Enrolling patients

Pancreatic Cancer           Johns Hopkins University Oncology Center   Pending

Pancreatic Cancer           University of Chicago                      Enrolling patients

Prostate Cancer             Joint Center for Radiation Therapy,        Pending
                            Harvard Medical School

     XCYTRIN for Chemotherapy Enhancement

     We are conducting preclinical studies with XCYTRIN as a chemotherapy enhancer for use in conjunction with certain chemotherapy agents. Chemotherapy destroys cancer cells by interfering with their metabolism, protein synthesis or cell division. Because these agents are not tissue-selective, cancer chemotherapy agents produce serious or life-threatening side effects which compromise quality of life and increase medical costs for cancer patients. Preclinical studies conducted by us and our collaborators indicate that XCYTRIN increases the activity of certain chemotherapy agents in tumors. We believe this effect is related to XCYTRIN's ability to increase formation of cytotoxic substances produced by certain chemotherapy agents, such as bleomycin and doxorubicin. XCYTRIN's uptake in tumors enhances the activity of cancer chemotherapy agents in tumor cells but not in normal tissues, thereby increasing the therapeutic margin. In preclinical studies, animals receiving XCYTRIN and chemotherapy with either bleomycin or doxorubicin had enhanced tumor responses and survival rates as compared to control groups receiving equivalent doses of chemotherapy alone.

     LUTRIN for Photodynamic Therapy of Cancer

     To date, photodynamic therapy has been approved for the treatment of superficial or small lesions because existing photosensitizers have been unable to absorb light capable of penetrating deeply into tissues. LUTRIN is activated by light of 720 to 760 nanometers, wavelengths that are optimal for penetrating through tissue, blood and skin pigmentation such as melanin. After absorbing light of this wavelength, LUTRIN becomes activated to its tumor cell killing state. Preclinical studies indicate that LUTRIN selectively accumulates in a variety of cancer cells.

     In October 1997, we entered into an agreement with Nycomed, which acquired sales and marketing rights to LUTRIN for use in cancer treatment outside the United States, Canada and Japan. In return for these rights, we received an up-front licensing fee and will receive future payments based on achievement of regulatory milestones and royalties on LUTRIN sales. See "-- Research, Clinical Development and Marketing Collaborations" and "-- Manufacturing and
Suppliers -- Photodynamic Therapy Light Production and Delivery Devices."

     We intend initially to seek FDA approval for the use of LUTRIN in photodynamic therapy for patients with invasive surface cancers that are accessible to externally applied light, such as recurrent breast cancer to the chest wall. This disease affects more then 10,000 patients per year in the United States. Additional potential uses for LUTRIN include internal cancers such as cancer of the lung, esophagus, cervix, colon, rectum, prostate, head and neck region, ovary and genitourinary tract.

     Clinical Status. At the May 1999 meeting of the American Society of Clinical Oncology, we reported results from our Phase II study of LUTRIN. The Phase II study was designed to evaluate the safety, tolerability and efficacy of LUTRIN photosensitizer for photodynamic therapy in women with recurrent breast cancer to the chest wall, for whom previous chemotherapy and radiation therapy had failed. Fifty-eight treatment courses were given to 52 patients with advanced disease. Eighty-two percent of these patients had failed three or more chemotherapy regimens and all the patients had recurring or persistent tumors following radiation therapy to the chest wall. The study evaluated the administration of different doses of LUTRIN, followed by illumination of the chest wall with light delivered at either 3 hours, 6 hours, 24 hours, 48 hours, 72 hours or 96 hours after intravenous injection of the drug. Each patient, in the 11 groups tested, received illumination with light to large areas of the chest wall (up to 240 cm(2)) encompassing both the tumor and adjacent uninvolved skin. The purpose of the study was to identify treatment regimens that demonstrated anti-tumor activity with an acceptable level of toxicity.

     Tumor response was based on physical examinations and photographs of the diseased chest wall. All lesions within the treatment field were evaluated and an overall assessment of efficacy was made for each patient. Reduction in tumor size was seen in 64% of patients. In 42% of patients tumors were either not detectable (20%) or had significant decreases which were evident on physical examination or photographs (22%).

     Safety and tolerability appeared to be dependent on both drug dose and the time interval between LUTRIN administration and illumination of the chest wall with light. Patients receiving chest wall illumination 24 hours or more following intravenous administration of LUTRIN experienced pain at the treatment site that was manageable with standard narcotic pain medications. Patients treated with light given at shorter intervals experienced more severe pain, sometimes requiring conscious sedation. Skin toxicity, including scab formation or destruction of skin, was seen in the skin overlying the tumors in patients treated with light at time intervals of less than 24 hours. Only 2 of 18 patients receiving light illumination 24 hours or more after receiving LUTRIN experienced this toxicity. Skin toxicity was limited to the tumor-involved areas of skin except in patients receiving the highest doses of LUTRIN followed by photoillumination given at the shortest intervals.

     In addition to our clinical studies in recurrent breast cancer to the chest wall, the National Cancer Institute intends to sponsor several clinical trials of LUTRIN for additional types including cancer of the

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cervix, esophagus, head and neck region, pancreas, prostate, lung and ovary. We expect some of these studies to begin in 1999.

ATHEROSCLEROSIS THERAPY

     ANTRIN for Photoangioplasty of Atherosclerosis.

     Preclinical studies conducted by Pharmacyclics and our collaborators have demonstrated that texaphyrins also accumulate in vascular plaque caused by atherosclerosis. Preclinical studies indicated that following intravenous injection of ANTRIN, light delivered into the blood vessel using an optical fiber resulted in non-mechanical reduction or elimination of the plaque without damage to the lining of the vessel wall using a technique which we refer to as photoangioplasty. Photoangioplasty with ANTRIN resulted in the elimination of inflammatory cells from the diseased vessel wall. Current treatments of atherosclerosis, such as balloon angioplasty, require anti-clotting drugs and the use of devices inserted inside the vessels to reduce the incidence of reclosure. We believe that these results suggest that photoangioplasty of atherosclerosis with ANTRIN has the potential to eliminate or reduce plaque without complications such as thrombosis and reclosure. Additional preclinical studies further indicated that photoangioplasty of atherosclerosis with ANTRIN could be used to treat longer segments of blood vessels, which is not possible with other currently available techniques. ANTRIN's accumulation in plaque and relatively rapid clearance from blood may provide advantages over alternative treatments for atherosclerosis. Removal of inflammatory cells also suggests that ANTRIN may reduce or stabilize vulnerable plaque. Vulnerable plaque is rich in inflammatory cells and prone to rupture causing a sudden blood clot and closure of the vessel. We also believe that photoangioplasty with ANTRIN has potential use in peripheral arterial disease, coronary artery disease and in the treatment of restenosis following balloon angioplasty.

     Clinical Status. In April 1999, we completed enrollment in our Phase I study with ANTRIN photoangioplasty for patients with peripheral arterial disease. Fifty-one treatment courses were given to 47 patients with symptomatic atherosclerosis of the major arteries of the lower extremities. The two-part study was designed to first establish an optimum dose of ANTRIN by treating successive groups of patients with increasing single doses of the drug. In the second part of the study, we evaluated three doses of light at several drug dose levels. We gave ANTRIN intravenously and delivered light to the inside of the diseased vessel using a 0.89mm optical fiber. We evaluated patients for toxicity and local arterial responses by follow-up angiograms and intravascular ultrasound performed 28 days after photoangioplasty. In March 1999, we reported that 12 of 14 evaluable patients in this trial responded to treatment, defined as an increase of greater than 10% in the blood vessel opening or minimal luminal diameter. We noted no adverse vascular responses. Patients treated at higher drug doses experienced transient tingling of the fingertips.

     We plan to begin a controlled 375-patient Phase II study with ANTRIN for patients with peripheral arterial disease of the lower extremities later this year. The study will be designed to evaluate both prevention of restenosis following balloon angioplasty and primary treatment of atherosclerosis.

RETINAL DEGENERATION THERAPY

     OPTRIN for Treatment of Retinal Degeneration.

     Pharmacyclics and our collaborators have conducted preclinical studies with OPTRIN for treatment of degeneration of the retina caused by abnormal growth of blood vessels. These studies have indicated that OPTRIN selectively eliminates abnormal retinal capillaries after activation by light of an appropriate wavelength. We have entered into a development agreement with Alcon, a leading ophthalmic products company. Under this agreement, we will provide OPTRIN to Alcon for further preclinical and clinical development, regulatory submissions and sales and marketing of OPTRIN for the treatment of ophthalmic diseases.

     Clinical Status. Alcon is currently conducting a Phase I/II clinical trial with OPTRIN for the photodynamic therapy of patients with retinal degeneration. Alcon presented interim results from this trial at the June 1999 European Society of Ophthalmology meeting in Stockholm, Sweden.

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

     Alcon treated 58 patients with the wet form of macular degeneration in the Phase I/II study, which was designed to evaluate various treatment regimens in successive groups of patients. Clinical investigators examined increasing doses of drug and light, and varying time intervals between drug administration and light delivery in order to define the optimum treatment parameters. Although primarily a safety study to establish the highest tolerated dose, clinical investigators assessed clinical activity by angiography and measurements of vision. Patients received a single intravenous injection of OPTRIN, followed by light delivered to the retina at various times up to 180 minutes after injection of the drug. In a subset of patients, clinical investigators performed angiography to evaluate distribution and drug uptake in the diseased vessels and clearance from normal retinal tissues.

     Clinical investigators found that OPTRIN accumulated selectively in the abnormal vessels and, depending on the dose of drug and light and the interval between them, resulted in complete or partial closure of diseased vessels after activation with light. In patients treated with doses of drug less than or equal to 2mg/kg, we saw complete or partial closure of diseased vessels in 1 of 19 patients. In the combined groups of patients receiving 2.5 or 3.0 mg/kg of drug, clinical investigators observed complete or partial closure of diseased vessels in 9 of 13 patients. Twenty of 26 patients had complete or partial closure when treated with 4 mg/kg of drug.

     Light dose was also an important factor. Clinical investigators saw complete or partial closure of diseased vessels in 3 of 18 patients treated with light doses of 50 or 75 Joules/cm(2). At a light dose of 100 Joules/cm(2), 19 of 31 patients had complete or partial closure of diseased vessels. In the combined group receiving light doses of 125 or 150 Joules/cm(2), 8 of 9 patients had complete or partial closure of diseased vessels.

     Complete or partial closure of diseased vessels is an indicator for treatment effect. In a preliminary analysis of the patients with complete or partial closure, vision had improved when measured one week after treatment. In the patients without complete or partial closure, vision had decreased when measured one week after treatment. The difference was statistically significant.

     Patients receiving higher doses of OPTRIN experienced transient tingling of the fingertips. For example, in patients receiving less than or equal to 2 mg/kg of drug, 1 of 19 experienced transient tingling of the fingertips, while in the combined group of patients treated with 2.5 or 3 mg/kg, 3 of 13 experienced transient tingling of the fingertips. In patients treated with 4 mg/kg, 20 of 26 experienced transient tingling of the fingertips. One patient developed facial skin toxicity following sun exposure. Clinical investigators observed no other toxicities. In 5 patients, clinical investigators observed damage to normal retina. These patients either received the highest dose of drug (4mg/kg) or received light within a short interval following drug administration. Clinical investigators observed no retinal damage in patients who had received high (125 or 150 Joules/cm(2)) doses of light.

DIAGNOSTIC IMAGING AGENT

     CITRA VU for Imaging the Gastrointestinal Tract.

     Our oral magnetic resonance imaging contrast agent, CITRA VU, is not a texaphyrin, but is based on one of our patented compounds. CITRA VU is used for imaging the gastrointestinal tract in patients undergoing MRI procedures of the abdomen or the pelvis. CITRA VU is an orange-flavored oral formulation designed to fill the bowel uniformly to improve diagnosis of abdominal or pelvic diseases.

     Clinical Status. We submitted a new drug application for CITRA VU in September 1995, based upon two multicenter, controlled Phase III studies in patients receiving MRI scans for known or suspected diseases of the abdomen or pelvis. We received an approvable letter in December 1996 which required us to conduct additional product manufacturing and product stability studies. We are in the process of addressing these issues. We cannot be certain that the new drug application will satisfy the FDA's criteria for approval. In 1996, we received approval from the Medicines Control Agency to market CITRA VU in the United Kingdom. In April 1998, we received approval from the Health Protection Branch of Health Canada to market CITRA VU in Canada. However, we will not market CITRA VU in Europe or Canada until we resolve product

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manufacturing and product stability issues. In addition, because we are changing the level of preservatives in the formulation, we will not market CITRA VU in Europe or Canada until we receive additional marketing approvals.

RESEARCH, CLINICAL DEVELOPMENT AND MARKETING COLLABORATIONS

     We rely on relationships with third parties to expand certain research, clinical development, process development, manufacturing, sales and marketing functions. In the photodynamic therapy field, we have used outside collaborations for development of light sources and delivery devices for use in our preclinical studies and clinical trials so that we could focus on development of our proprietary photosensitizing products.

     National Cancer Institute Collaboration. In April 1997, the Decision Network Committee of the National Cancer Institute Division of Cancer Treatment, Diagnosis and Centers voted unanimously to sponsor and fund clinical development of both XCYTRIN as a radiation enhancer and LUTRIN as a photosensitizer for cancer treatment. Under this cooperative research and development agreement, Pharmacyclics and the National Cancer Institute jointly select clinical trials which will be conducted at leading medical centers for various types of cancer. For XCYTRIN, the National Cancer Institute plans to conduct several separate clinical trials for treatment of brain tumors and cancers involving the lung, pancreas and prostate. For LUTRIN, the National Cancer Institute intends to sponsor several separate clinical trials for the treatment of esophageal, cervical, lung, prostate and ovarian cancers. We believe that these National Cancer Institute-sponsored trials will supplement our own clinical development efforts for both XCYTRIN and LUTRIN. Although third parties will be conducting the trials, we will provide clinical supplies of our drugs and we intend to monitor the progression and results of these trials.

     The University of Texas Agreements. We collaborate with and sponsor research and development programs at The University of Texas at Austin, through a group headed by Jonathan Sessler, Ph.D., Professor of Chemistry at The University of Texas at Austin. Such collaborations and programs extend our research capabilities in the field of expanded porphyrin chemistry. We have entered into two license agreements with The University of Texas at Austin that grant us the worldwide, exclusive right to patents or patent applications that relate to or result from research conducted at The University of Texas at Austin on the use, development and syntheses of expanded porphyrin molecules, and research conducted at The University of Texas at Dallas on the incorporation of paramagnetic metals into zeolites for use as MRI contrast agents. These agreements require us to pay royalties as a percentage of net sales to The University of Texas for products incorporating the licensed technology, including each of our current product candidates. In addition, we and The University of Texas at Austin have entered into sponsored research agreements which expand the products, inventions and discoveries developed by The University of Texas at Austin to which our license rights apply. In connection with The University of Texas license agreements, we also entered into a license agreement with an individual co-inventor of CITRA VU, pursuant to which we have been granted an exclusive royalty-bearing license to manufacture, use and sell certain products that fall within the scope of The University of Texas at Dallas license agreement.

     Alcon Collaboration. In December 1997, we entered into an evaluation and license agreement with Alcon Pharmaceuticals, Ltd. under which Alcon acquired worldwide marketing rights to OPTRIN for ophthalmology uses. Alcon, a wholly-owned subsidiary of Nestle S.A., is a global leader in the research, development, manufacturing and marketing of ophthalmic products. Under the terms of the agreement, we received an upfront fee for Alcon to evaluate OPTRIN for ophthalmology uses for a specified time period. If the evaluation is successful, we will receive an additional license fee, payments upon completion of certain milestones and royalty payments on product sales. Alcon will conduct and bear all costs for world-wide development and commercialization of OPTRIN for ophthalmology uses, as well as costs for regulatory submissions, until the agreement ends. We are required to supply bulk drug substance to Alcon, and Alcon will be responsible for formulation and packaging.

     E-Z-EM Marketing, Sales and Distribution Arrangement. In August 1995, we entered into an agreement with E-Z-EM, Inc., a leading manufacturer and worldwide distributor of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of CITRA VU in North

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America. During fiscal 1997, we signed an additional agreement with E-Z-EM's affiliate, E-Z-EM, Ltd., for marketing, sales and distribution in Europe. Pharmacyclics and E-Z-EM will share equally in the operating profits from the sale of CITRA VU in these regions, and we may also receive premium payments if we achieve certain sales levels. During the term of the agreement, E-Z-EM is prohibited from distributing products that are directly competitive with CITRA VU, except for products that had been or were being developed by E-Z-EM as of the date of our agreement with E-Z-EM and that contain specified chemical compounds. E-Z-EM may terminate the agreement at any time upon six months' notice.

     Nycomed Collaboration. In October 1997, we entered into an agreement with Nycomed, granting Nycomed exclusive sales and marketing rights to LUTRIN for different types of cancer in all markets excluding the United States, Canada and Japan. In exchange for these rights, Nycomed agreed to pay us up to approximately $14.0 million in license fees and cost reimbursement, based upon an agreed budget, milestone payments and development cost subsidies related to the initial cancer uses for LUTRIN to be developed by us and Nycomed. In each case, we must reach certain development, clinical or commercialization milestones to receive payment. Nycomed may pay us approximately $14.0 million in additional milestone payments and cost reimbursement, assuming similar costs and agreement upon a similar budget, during the course of development for subsequent cancer treatments, if such clinical trials are successfully completed. Nycomed has agreed to bear a portion of the device and clinical development costs required for regulatory submission for product approval in the United States. We will then use this information as a basis for approvals in Europe. Pharmacyclics and Nycomed will make regulatory submissions in our respective marketing territories. We are required to supply bulk drug substance to Nycomed through our manufacturing collaborations.

PATENTS AND PROPRIETARY TECHNOLOGY

     We believe our success depends upon our ability to protect our proprietary technology. We, therefore, aggressively pursue, prosecute, protect and defend patent applications, issued patents, trade secrets, and licensed patent and trade secret rights covering certain aspects of our technology.

     Our patents, patent applications, and licensed patent rights cover various compounds, pharmaceutical formulations and methods of use. We own or have license rights to:

     - 62 issued U.S. patents;

     - 2 additional allowed patent applications in the U.S.; and

     - 32 other pending U.S. patent applications.

The issued U.S. patents expire between 2006 and 2016. We also own or license 81 issued non-U.S. patents including 66 patents issued throughout Europe and 112 pending non-U.S. patent applications filed regionally under the Patent Cooperation Treaty and with the European Patent Office, and nationally in Canada, Japan, Australia and certain other countries.

     We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us, or may held invalid and unenforceable against third parties.

     We also rely upon trade secrets, technical know-how and continuing technological innovation to develop and maintain our competitive position. We require all of our employees, consultants, advisors and collaborators to execute appropriate confidentiality and assignment-of-inventions agreements. These agreements typically provide that all materials and confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances, and these agreements provide that all inventions arising out of the relationship with Pharmacyclics shall be our exclusive property.

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DRUG SUPPLY AGREEMENTS

     We currently use third parties to manufacture various components of our products under development.

     Texaphyrin-based Products. In September 1996, we entered into an agreement with Hoechst Celanese Corporation, a manufacturer of chemicals and pharmaceutical intermediates, to optimize and scale up a manufacturing process for and supply of our texaphyrin-based products. In October 1997, Hoechst Celanese assigned the agreement to Celanese, Ltd., in connection with Hoechst Celanese's corporate restructuring. This agreement presently grants Celanese exclusive worldwide manufacturing rights and requires Celanese to supply all of our texaphyrin drug substance for late stage clinical and commercial use. As a result of the change in its business focus Celanese has requested that we pursue alternative supply sources. The parties are presently negotiating the definitive terms and conditions of an agreement pursuant to which Celanese will transfer the manufacturing process it developed with us to other manufacturers. We have entered into agreements with three new manufacturers to evaluate their ability to supply us with the components of the texaphyrin products. They are currently in the process of producing initial supplies, which include commercial quantities, of such products for delivery to us during fiscal year 2000. We have sufficient quantity of products to supply our current clinical trial plans.

     Photodynamic Therapy Light Production and Delivery Devices. In connection with our development of LUTRIN and ANTRIN as photosensitizers, we have developed certain light sources and delivery methods, such as lasers and light emitting diodes. We have purchased light emitting diode devices capable of producing the required wavelength of light for use in photodynamic therapy with LUTRIN. We have also used light emitting diode devices in preclinical animal studies and Phase I and Phase II trials. In addition, we have acquired from CardioFocus, Inc. cylindrically diffusing light fibers for animal studies and for use in Phase I studies in cardiovascular disease. CardioFocus is also developing fibers that we intend to use in future LUTRIN and ANTRIN trials. In October 1997, we entered into a development agreement with Diomed, Inc. under which Diomed would develop a diode laser system for use in photodynamic therapy. This effort was successful and we have used Diomed lasers in our ANTRIN clinical trial and plan to use them in future LUTRIN trials. In addition, we may seek other suppliers of light delivery devices for clinical trials and commercial purposes, although we cannot be certain that any agreements will be reached with such suppliers on terms commercially reasonable to us, if at all.

COMPETITION

     We face intense competition from pharmaceutical companies, universities, governmental entities and others in the development of therapeutic and diagnostic agents for the treatment of diseases which we target. Many of these entities have significantly greater research and development capabilities than us, as well as substantial marketing, manufacturing, financial and managerial resources. Acquisitions of, or investments in, competing pharmaceutical companies by large collaborating partners could increase such competitors' financial, marketing, manufacturing and other resources. Developments by others may render our products or technologies noncompetitive or obsolete, or we may be unable to keep pace with technological developments or other market factors. Competitors may be developing products that have an entirely different approach or means of accomplishing similar diagnostic, imaging and therapeutic effects than our products under development.

     Although the FDA has not yet approved any agents for the enhancement of radiation therapy or chemotherapy, we expect significant competition in these fields, as we believe that one or more companies are developing and testing products which compete directly with our products under development. These companies may succeed in developing technologies and products that are more effective than XCYTRIN or would render our products or technologies obsolete. Moreover, certain existing chemotherapy agents also are used as radiation enhancers. See "Risk Factors -- We face rapid technological change and intense competition."

     The FDA has approved Photofrin(R), a photosensitizer developed by QLT Phototherapeutics, Inc., for the treatment of specific types of cancer. We are aware of several other photosensitizers in various stages of development for a number of uses. In addition to QLT Phototherapeutics, Inc., other companies are
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developing products in this area. Some companies developing photodynamic therapy products are developing specialized light delivery devices for their products, which, when combined with their product offering, may give them a competitive advantage over our strategy of obtaining such devices from third-party sources.

     We also face intense competition in the treatment of atherosclerosis which currently includes the use of pharmaceutical agents and devices. Various drugs also have been shown to reduce or prevent atherosclerosis. Balloon angioplasty and stents are widely-used and generally accepted techniques to reduce the narrowing of vessels by atherosclerosis. We believe that photoangioplasty with ANTRIN may provide advantages over these techniques.

     We face substantial competition in the treatment of macular degeneration. Several other approaches to treatment are being investigated, including the use of other photosensitizers and drugs. Recently, QLT Phototherapeutics, Inc. reported that their photosensitizer, VISUDYNE, produced positive clinical results in a controlled phase III clinical trial in patients with age-related macular degeneration. Although we believe our photosensitizer has advantages over VISUDYNE, we expect that VISUDYNE will receive regulatory approval sooner than OPTRIN.

     We also expect competition in the development of improved oral MRI contrast agents to increase substantially.

GOVERNMENT REGULATION

     FDA Regulation and Product Approval

     The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as drugs by the FDA rather than as biologics or devices.

     The process required by the FDA before our products may be marketed in the U.S. generally involves the following:

     - preclinical laboratory and animal tests;

     - submission of an IND application which must become effective before clinical trials may begin;

     - adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed pharmaceutical in our intended use; and

     - FDA approval of a new drug application.

The testing and approval process requires substantial time, effort, and financial resources and we cannot be certain that any approval will be granted on a timely basis, if at all.

     Preclinical tests include laboratory evaluation of the product, its chemistry, formulation and stability, as well as animal studies to assess the potential safety and efficacy of the product. We then submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND, which must become effective before we may begin human clinical trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin. Our submission of an IND may not result in FDA authorization to commence clinical trials. Further, an independent Institutional Review Board at the medical center proposing to conduct the clinical trials must review and approve any clinical study.

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     Human clinical trials are typically conducted in three sequential phases which may overlap:

        - PHASE I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

        - PHASE II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

        - PHASE III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

     In the case of products for severe or life-threatening diseases such as cancer, the initial human testing is often conducted in patients rather than in healthy volunteers. Since these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials and thus these trials are frequently referred to as Phase I/II trials. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, the FDA or the Institutional Review Board or the sponsor may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

     The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a new drug application for approval of the marketing and commercial shipment of the product. The FDA may deny a new drug application if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the new drug application does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

     On November 21, 1997, President Clinton signed into law the Food and Drug Administration Modernization Act. That act codified the FDA's policy of granting "Fast Track" approval for cancer therapies and other therapies intended to treat severe or life-threatening diseases. Previously, the FDA approved cancer therapies primarily based on patient survival rates and/or data on improved quality of life. The FDA considered evidence of partial tumor shrinkage, while often part of the data relied on for approval, insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA's new policy, which became effective on February 19, 1998, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other clinical outcomes for approval. This new policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals; however, it is too early to tell what effect, if any, these provisions may actually have on product approvals.

     In addition to the drug approval requirements applicable to our LUTRIN product for photosensitization of certain cancers and ANTRIN for photoangioplasty of atherosclerosis, we will also need to obtain FDA approval for the laser and associated light delivery devices used in such treatments. To obtain approval of such devices, Pharmacyclics and the manufacturers of such devices must submit additional clinical data obtained from the use of such devices with LUTRIN and ANTRIN, which may further delay or hinder the approval process for these photosensitizers. Manufacturers of such light delivery devices currently are under no obligation to us to file or pursue such applications, and any delay or refusal on their part to do so could have a material adverse effect on us.

     Satisfaction of the above FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the pharmaceutical product. Government regulation may delay or prevent marketing of potential products for a considerable period of time and to impose costly procedures upon our
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activities. We cannot be certain that the FDA or any other regulatory agency will grant approval for any of our products under development on a timely basis, if at all. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities is not always conclusive and may be susceptible to varying interpretations which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific indications. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain regulatory approvals would have a material adverse effect on our business. Marketing our products abroad will require similar regulatory approvals and is subject to similar risks. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

     Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the GMP regulations and other FDA regulatory requirements.

     The FDA regulates drug labeling and promotion activities. The FDA has actively enforced regulations prohibiting the marketing of products for unapproved uses. Under the Modernization Act of 1997, the FDA will permit the promotion of a drug for an unapproved use in certain circumstances, but subject to very stringent requirements. We and our products are also subject to a variety of state laws and regulations in those states or localities where our products are or will be marketed. Any applicable state or local regulations may hinder our ability to market our products in those states or localities. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

     The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products. Moreover, increased attention to the containment of health care costs in the U.S. and in foreign markets could result in new government regulations which could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation which might arise from future legislative or administrative action, either in the U.S. or abroad.

EMPLOYEES

     As of August 1, 1999, we had 103 employees, 3 of whom were part-time. Ninety-four of our employees are engaged in research, development, preclinical and clinical testing, manufacturing, quality assurance and quality control and regulatory affairs and 9 in finance, administration and operations. Twenty-one of our employees have an M.D. or Ph.D. degree. Our future performance depends in significant part upon the continued service of our key scientific, technical and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business.

     Our future success also depends on our continuing ability to attract, train and retain highly qualified scientific and technical personnel. Competition for these personnel is intense, particularly in the San Francisco Bay Area where we are headquartered. Due to the limited number of people available with the necessary scientific and technical skills, we can give no assurance that we can retain or attract key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES

     Our corporate offices are located in Sunnyvale, California, where we lease approximately 32,500 square feet under a lease that expires in January 2002. As of August 1, 1999, the annual base rent for this facility was approximately $384,000. This facility includes administrative and research and development space. In April 1999, we entered into a 2 1/2 year lease, with a one year automatic renewal option, for an 18,000 square feet facility also in Sunnyvale. This facility is used for administrative space, and the annual base rent is approximately $348,000. Both leases are non-cancelable operating leases. We believe that the office space that we currently lease in Sunnyvale will be sufficient to meet our needs through at least the next 12 months.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Executive officers and directors of the Company, and their ages as of June 30, 1998, are as follows:

             NAME               AGE                        POSITION
             ----               ---                        --------
Richard A. Miller, M.D........  48    President, Chief Executive Officer and Director
Marc L. Steuer................  52    Senior Vice President, Business Development
Leiv Lea......................  45    Vice President, Finance and Administration and
                                      Chief Financial Officer
David A. Lowin, Esq...........  44    Vice President, Intellectual Property Counsel
Hugo Madden, Ph.D.............  50    Vice President, Chemical Operations
Phyllis I. Gardner, M.D.......  49    Director
Joseph S. Lacob(1)(2).........  43    Director
Joseph C. Scodari(1)..........  46    Director
Craig C. Taylor(1)(2).........  49    Director

---------------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

     Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a Director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D., summa cum laude, from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

     Mr. Steuer has served as Senior Vice President, Business Development since December 1998. Prior to that, Mr. Steuer served as Senior Vice President, Business Development and Chief Financial Officer from May 1998 to December 1998. Prior to that, Mr. Steuer served as Vice President, Business Development and Chief Financial Officer from November 1994 to May 1998. From April 1992 to November 1994, he was Executive Vice President, Business Development and Commercial Affairs for SciClone Pharmaceuticals, Inc. and also served as its Chief Financial Officer. From 1985 to 1992, Mr. Steuer served in a variety of roles in the Pilkington Visioncare Group ("PVG"), which developed, manufactured and distributed medical devices, pharmaceuticals and equipment for the ophthalmic field. Mr. Steuer received both B.S. and M.S. degrees in Electrical Engineering from Columbia University and an M.B.A. from New York University.

     Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

     Mr. Lowin has served as Vice President and Intellectual Property Counsel since April 1998 and Assistant Secretary of the Company since July 1998. From January 1995 to April 1998 he was Vice President, Intellectual Property, Chief Patent Counsel and Assistant Secretary for Connetics Corporation, a public biotechnology company. From 1982 to 1995, Mr. Lowin served at Syntex Corporation, a pharmaceutical company, most recently as Assistant Director of the Patent Law Department. He received a B.A. degree in Chemistry from Hobart College and a J.D. from the Franklin Pierce Law Center, where he serves on the Intellectual Property Law Advisory Committee.

     Dr. Madden has served as Vice President, Chemical Operations since June 1998. From 1995 to June 1998, he served as Plant Manager and as Director of Process Development at Catalytica Pharmaceuticals, Inc., a contract pharmaceutical manufacturer. From 1977 to 1995, Dr. Madden served in a variety of positions with Syntex Corporation, a pharmaceutical company. His positions at Syntex included Technical Director at the Bahamas Chemical Division and Manager of Process Development and Engineering at the Technology Center in Boulder, Colorado. Dr. Madden received a B.A. degree in Chemistry from the University of Oxford and a Ph.D. from the University of London.

     Dr. Gardner was elected as a Director of the Company in June 1999. She is currently the Senior Associate Dean for Education and Associate Professor of Molecular Pharmacology and Medicine at Stanford University School of Medicine, where she has been a faculty member since 1984. From 1996 to 1998, she was the vice president of research and head of ALZA Technology Institute of ALZA Corporation in Palo Alto, California. Dr. Gardner received her M.D. from Harvard Medical School in 1976.

     Mr. Lacob was elected as a Director of the Company in June 1991. He is a General Partner of Kleiner Perkins Caufield & Byers, a venture capital investment firm, which he joined in 1987. Mr. Lacob is currently a Director of Corixa Corporation, Sportsline USA, Inc., and Heartport, Inc., as well as several private life sciences and internet companies. Mr. Lacob holds a B.S. degree in Biochemistry from the University of California, Irvine, an M.S. in Public Health from the University of California, Los Angeles, and an M.B.A. from Stanford University.

     Mr. Scodari was elected as a Director of the Company in December 1994. He is President and Chief Operating Officer of Centocor, Inc., a biotechnology company. Prior to joining Centocor, he was Senior Vice President and General Manager, The Americas for Rhone-Poulenc Rorer Pharmaceuticals, Inc., a pharmaceutical company, where he held various positions from 1989. From 1987 to 1989, Mr. Scodari was Executive Vice President of Sterling Drugs' U.S. Diagnostic Imaging Division, where he held responsibilities for all marketing and sales and business development activities for Sterling's imaging agent business. Mr. Scodari received a B.A. degree in Political Science from Youngstown State University.

     Mr. Taylor was elected as a Director of the Company in June 1991. He is a General Partner of AMC Partners 89, L.P., and the General Partner of Asset Management Associates 1989, L.P., a private venture capital partnership. Mr. Taylor has been with Asset Management Company, a venture management group, since 1977. Mr. Taylor is a Director of Metra BioSystems, Inc., and Lynx Therapeutics, Inc., and several private companies. Mr. Taylor holds B.S. and M.S. degrees in Physics from Brown University and an M.B.A. from Stanford University.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to Pharmacyclics with respect to the beneficial ownership of the common stock as of June 30, 1999 by: (i) all persons known to Pharmacyclics to be beneficial owners of five percent or more of our common stock, (ii) each director, (iii) each executive officer and (iv) all directors and executive officers as a group. The number of shares beneficially owned by each director or executive officer is determined under rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock subject to convertible securities that are currently exercisable or convertible or which will become exercisable or convertible within 60 days of June 30, 1999 are deemed to be beneficially owned by the person holding such convertible security for computing the percentage ownership of such person, but are not treated as outstanding for computing the percentage of any other person. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based upon such information furnished by such owners, have sole investment power with respect to such shares, subject to community property laws where applicable.

                                                                       PERCENTAGE OF SHARES
                                                                     BENEFICIALLY OWNED(1)(2)
                                                 NUMBER OF SHARES    ------------------------
                                                   BENEFICIALLY      PRIOR TO       AFTER
               BENEFICIAL OWNER                       OWNED          OFFERING    OFFERING(16)
               ----------------                  ----------------    --------    ------------
Wellington Management Company, LLP(3)..........     1,702,800          13.7%           12.0%
Entities affiliated with Integral Capital
  Partners(4)..................................     1,599,868          12.9%           11.3%
Capital Research and Management Company(5).....       815,000           6.6%            5.7%
Richard A. Miller, M.D.(6).....................       478,703           3.8%            3.4%
Phyllis I. Gardner, M.D.(7)....................         1,000             *               *
Joseph S. Lacob(8).............................       154,698           1.2%            1.1%
Craig C. Taylor(9).............................        97,176             *               *
Joseph C. Scodari(10)..........................        30,000             *               *
Marc L. Steuer(11).............................       161,416           1.3%            1.1%
David A. Lowin(12).............................        17,111             *               *
Leiv Lea(13)...................................        19,084             *               *
Hugo Madden(14)................................        11,958             *               *
All executive officers and directors as a group
  (8 persons)(15)..............................       975,479           7.6%            6.9%

---------------
  *  Less than one percent.

 (1) Percentage of beneficial ownership is calculated assuming 12,428,871 shares of common stock were outstanding as of June 30, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of June 30, 1999, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

 (2) This table is based upon information supplied to Pharmacyclics by executive officers, directors and principal stockholders. The address of each officer and director identified in this table is that of Pharmacyclics executive offices, 995 East Arques Avenue, Sunnyvale, CA 94086. Unless otherwise indicated in the footnotes to this table and subject to applicable community property laws, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by it or him.

 (3) Represents 1,702,800 shares held by Wellington Management Company, LLP, based solely on a Schedule 13G filed April 9, 1999.

 (4) Includes 78,394 shares held by Integral Capital Management II, L.P., 356,440 shares held by Integral Capital Management III, L.P., 363,350 shares held by Integral Capital Management IV, LLC, 1,750 shares held by ICP MS Management, LLC, 78,394 shares held by Integral Capital Partners International II C.V., 290,285 shares held by Integral Capital Partners III, L.P., 66,155 shares held by Integral Capital Partners International III, L.P., 363,350 shares held by Integral Capital Partners IV, L.P. and 1,750 shares held by Integral Capital Partners IV MS Side Fund, L.P, based solely on a Schedule 13G filed March 16, 1999.

 (5) Represents 815,000 shares held by Capital Research and Management Company, based solely on a Schedule 13G filed February 11, 1999.

 (6) Includes 13,334, 13,334, and 279,008 shares held in trust for Jordan Andrew Miller, Jared David Miller and the Miller-Horning Family Trust, respectively. Also, includes vested options exercisable for 173,027 shares within 60 days of June 30, 1999.

 (7) Includes 1,000 shares held in trust by the Perlman Gardner Family Trust.

 (8) Includes 129,051 held directly by Mr. Lacob, 147 shares held in trust by the Lacob Children's Trust and vested options exercisable for 25,500 shares within 60 days of June 30, 1999.

 (9) Includes 70,276 shares held by Mr. Taylor; 700 shares held by Mr. Taylor's son and 700 shares held by Mr. Taylor's daughter. Mr. Taylor disclaims beneficial ownership of the shares held by his children, also, includes vested options exercisable for 25,500 shares within 60 days of June 30, 1999.

(10) Represents vested options exercisable for 30,000 shares within 60 days of June 30, 1999.

(11) Represents vested options exercisable for 161,416 shares within 60 days of June 30, 1999.

(12) Includes 777 shares held by Mr. Lowin and vested options exercisable for 16,334 shares within 60 days of June 30, 1999.

(13) Represents vested options exercisable for 19,084 shares within 60 days of June 30, 1999.

(14) Represents vested options exercisable for 11,958 shares within 60 days of June 30, 1999.

(15) Includes vested options exercisable for 468,152 shares, respectively.

(16) Assumes no exercise of the underwriters' over-allotment option.

     To our knowledge, each beneficial owner of more than 10% of our capital stock filed all reports and reported all transactions on a timely basis with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and us.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement, the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and Pacific Growth Equities, Inc. are serving as Representatives (the "Representatives"), have severally agreed to purchase, and Pharmacyclics has agreed to sell to the Underwriters, severally, the respective numbers of shares of common stock set forth opposite the names of such Underwriters below:

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
Morgan Stanley & Co. Incorporated...........................
Hambrecht & Quist LLC.......................................
Pacific Growth Equities, Inc. ..............................
                                                                  --------

          Total.............................................
                                                                  ========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of common stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

     The Underwriters initially propose to offer part of the shares of common stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that
represents a concession not in excess of $     per share under the public
offering price. Any Underwriter may allow, and such dealers may reallow, a
concession not in excess of $     per share to other Underwriters or to certain
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, Pharmacyclics has granted to the Underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 262,500 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all Underwriters in the preceding table.

     Pharmacyclics and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     Pharmacylics has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not offer, sell, contract to sell, or otherwise dispose of any shares of common stock, for a period of 90 days after the date of this prospectus, other than any shares of common stock issued upon the exercise of options or warrants, rights to acquire shares issued pursuant to equipment or lease financing activities in the ordinary course of Pharmacyclics' business. In addition, in connection with the offering, Pharmacyclics (subject to certain exceptions) and its executive officers and directors who will beneficially own an aggregate of approximately 975,479 shares of common stock after the offering, have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, they will not
(a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from Pharmacyclics) or (b) enter into any swap or similar arrangement that transfers, in whole or in part, the economic risk of ownership of the common stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such common stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus, other than (i) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering or (ii) with the prior written consent of Morgan Stanley & Co. Incorporated.

     In order to facilitate the offering of the common stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the Underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making, and may end passive market making activities at any time.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Pharmacyclics by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     Statements in this prospectus in the penultimate paragraph under the caption "Risk Factors" -- We may fail to adequately protect or enforce our intellectual property rights or secure rights to third-party patents" have been reviewed and approved by Brinks Hofer Gilson & Lione, A Professional Corporation, our special patent counsel, as experts in such matters, and are included herein in reliance upon and review and approval.

     The financial statements as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov. Reports, proxy statements and other information concerning us is also available for inspection at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This prospectus is part of a registration statement (Registration No.
333-               ) we filed with the SEC. The SEC permits us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the following documents filed by us with the SEC (File No. 0-27066). We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus until the termination of this offering.

     1. Our Annual Report on Form 10-K for the fiscal year ended June 30, 1998.

     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.

     3. Our Definitive Proxy Statement dated November 9, 1998, filed in connection with our 1998 Annual Meeting of Stockholders.

     4. The description of our common stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on May 2, 1997, including any amendment or reports filed for the purpose of updating such description.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Investor Relations, Pharmacyclics, Inc., at our executive offices located at 995 East Arques Avenue, Sunnyvale, California 94086-4521, (408) 774-0330.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheet...............................................  F-3
Statement of Operations.....................................  F-4
Statement of Cash Flows.....................................  F-5
Statement of Stockholders' Equity (Deficit).................  F-6
Notes to Financial Statements...............................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of Pharmacyclics, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of cash flows and of stockholders' equity (deficit) present fairly, in all material respects, the financial position of Pharmacyclics, Inc. (a development stage company) at June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, and for the period from inception (April 1991) through June 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
July 23, 1999

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                    JUNE 30,
                                                              --------------------
                                                                1999        1998
                                                              --------    --------
Current assets:
  Cash and cash equivalents.................................  $  3,930    $ 13,456
  Short-term investments....................................    42,475      23,189
  Accounts receivable.......................................       309         166
  Prepaid expenses and other current assets.................       463         166
                                                              --------    --------
          Total current assets..............................    47,177      36,977
Long-term investments.......................................     5,067      33,736
Property and equipment, net.................................     3,228       2,253
Other assets................................................        85          53
                                                              --------    --------
                                                              $ 55,557    $ 73,019
                                                              ========    ========

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................  $  4,563    $  3,377
  Accrued liabilities.......................................       747         432
  Current portion of capital lease obligations..............       216         255
                                                              --------    --------
          Total current liabilities.........................     5,526       4,064
Capital lease obligations...................................        59         275
Deferred rent...............................................        15          39
                                                              --------    --------
          Total liabilities.................................     5,600       4,378
                                                              --------    --------

Commitments (Note 7)
Stockholders' equity:
  Preferred stock, $0.0001 par value; 1,000,000 shares
     authorized at June 30, 1999 and 1998; no shares issued
     and outstanding........................................        --          --
  Common stock, $0.0001 par value; 24,000,000 shares
     authorized at June 30, 1999 and 1998; shares issued and
     outstanding -- 12,428,871 at June 30, 1999 and
     12,294,292 at June 30, 1998............................         1           1
  Additional paid-in capital................................   117,178     116,531
  Accumulated other comprehensive income....................       (85)         --
  Deficit accumulated during development stage..............   (67,137)    (47,891)
                                                              --------    --------
          Total stockholders' equity........................    49,957      68,641
                                                              --------    --------
                                                              $ 55,557    $ 73,019
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  PERIOD FROM
                                                                                   INCEPTION
                                                 YEAR ENDED JUNE 30,              (APRIL 1991)
                                           --------------------------------     THROUGH JUNE 30,
                                             1999        1998        1997             1999
                                           --------    --------    --------    ------------------
Revenues:
  License and grant revenues.............  $    750    $  2,700    $     25         $  6,855
  Contract revenue.......................     1,291         831          --            2,122
                                           --------    --------    --------         --------
          Total revenues.................     2,041       3,531          25            8,977
                                           --------    --------    --------         --------

Operating expenses:
  Research and development...............    21,889      13,973       9,632           73,022
  General and administrative.............     2,762       1,987       1,905           10,824
                                           --------    --------    --------         --------
          Total operating expenses.......    24,651      15,960      11,537           83,846
                                           --------    --------    --------         --------
Loss from operations.....................   (22,610)    (12,429)    (11,512)         (74,869)
Interest income..........................     3,398       2,826       1,480            9,165
Interest expense.........................       (34)        (72)       (226)          (1,332)
                                           --------    --------    --------         --------
Loss before income taxes.................   (19,246)     (9,675)    (10,258)         (67,036)
Provision for income taxes...............        --          --          --             (101)
                                           --------    --------    --------         --------
Net loss.................................  $(19,246)   $ (9,675)   $(10,258)        $(67,137)
                                           ========    ========    ========         ========
Basic and diluted net loss per share.....  $  (1.55)   $  (0.87)   $  (1.11)
                                           ========    ========    ========
Shares used to compute basic and diluted
  net loss per share.....................    12,378      11,061       9,264
                                           ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            PERIOD FROM
                                                                                             INCEPTION
                                                           YEAR ENDED JUNE 30,              (APRIL 1991)
                                                     --------------------------------     THROUGH JUNE 30,
                                                       1999        1998        1997             1999
                                                     --------    --------    --------    ------------------
Cash flows from operating activities:
  Net loss.........................................  $(19,246)   $ (9,675)   $(10,258)        $(67,137)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization.................       909         828         915            4,293
     Stock compensation expense....................        89          91         126              332
     Write-down of fixed assets....................        --         188          --              306
     Other.........................................        --          --          --              (12)
     Changes in assets and liabilities:
       Accounts receivable.........................      (143)       (166)         --             (309)
       Prepaid expenses and other assets...........      (219)         54         117             (548)
       Accounts payable............................     1,186       2,054         570            4,563
       Accrued liabilities.........................       315         121          11              747
       Deferred rent...............................       (24)        (40)        (34)              15
                                                     --------    --------    --------         --------
          Net cash used in operating activities....   (17,243)     (6,545)     (8,553)         (57,750)
                                                     --------    --------    --------         --------
Cash flows from investing activities:
  Purchase of property and equipment...............    (1,884)       (765)       (283)          (3,821)
  Proceeds from sale of property and equipment.....        --          --          --              112
  Purchase of short-term investments...............   (14,331)    (28,517)    (17,305)         (50,603)
  Purchase of long-term investments................    (7,704)    (31,619)     (6,103)         (58,778)
  Proceeds from maturities of short-term
     investments...................................     4,547      20,286      10,400           27,429
  Proceeds from maturities of long-term
     investments...................................    26,586       3,986          --           34,325
                                                     --------    --------    --------         --------
          Net cash provided by
            (used in) investing activities.........     7,414     (36,629)    (13,291)         (51,336)
                                                     --------    --------    --------         --------
Cash flows from financing activities:
  Issuance of common stock, net of issuance
     costs.........................................       558      41,529      24,711           93,108
  Proceeds from notes payable......................        --          --          --            3,000
  Issuance of convertible preferred stock, net of
     issuance costs................................        --          --          --           20,514
  Payments under capital lease obligations.........      (255)       (768)       (948)          (3,606)
                                                     --------    --------    --------         --------
          Net cash provided by financing
            activities.............................       303      40,761      23,763          113,016
                                                     --------    --------    --------         --------
Increase (decrease) in cash and cash equivalents...    (9,526)     (2,413)      1,919            3,930
Cash and cash equivalents at beginning of period...    13,456      15,869      13,950               --
                                                     --------    --------    --------         --------
Cash and cash equivalents at end of period.........  $  3,930    $ 13,456    $ 15,869         $  3,930
                                                     ========    ========    ========         ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Income taxes paid................................  $     --    $     --    $     --         $    101
  Interest paid....................................        34          72         226            1,250
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
  FINANCING ACTIVITIES:
  Property and equipment acquired under capital
     lease obligations.............................        --          --         338            3,880
  Warrants issued..................................        --          --          --               49
  Conversion of notes payable and accrued interest
     into convertible preferred stock..............        --          --          --            3,051

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

        FOR THE PERIOD FROM INCEPTION (APRIL 1991) THROUGH JUNE 30, 1999
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                             DEFICIT
                                      CONVERTIBLE                                           ACCUMULATED    ACCUMULATED
                                    PREFERRED STOCK        COMMON STOCK       ADDITIONAL       OTHER         DURING
                                  -------------------   -------------------    PAID-IN     COMPREHENSIVE   DEVELOPMENT
                                    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL        INCOME          STAGE       TOTAL
                                  ----------   ------   ----------   ------   ----------   -------------   -----------   --------
Issuance of common stock for
  cash at $0.02 per share.......          --     $--       400,000     $--     $      6        $ --         $     --     $      6
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1991........          --     --        400,000     --             6          --               --            6
Issuance of common stock for
  cash at an average price of
  $0.02 per share...............          --     --         97,111     --             2          --               --            2
Issuance of convertible
  preferred stock for cash, net
  of issuance costs, at an
  average price of $1.32 per
  share.........................   2,040,784     --             --     --         2,667          --               --        2,667
Net loss........................          --     --             --     --            --          --             (523)        (523)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1992........   2,040,784     --        497,111     --         2,675          --             (523)       2,152
Issuance of common stock for
  cash at an average price of
  $0.06 per share...............          --     --         49,000     --             3          --               --            3
Issuance of convertible
  preferred stock for cash, net
  of issuance costs, at $4.88
  per share.....................   1,580,095     --             --     --         7,674          --               --        7,674
Net loss........................          --     --             --     --            --          --           (3,580)      (3,580)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1993........   3,620,879     --        546,111     --        10,352          --           (4,103)       6,249
Issuance of common stock upon
  exercise of stock options at
  an average price of $0.12 per
  share.........................          --     --        324,188     --            38          --               --           38
Issuance of convertible
  preferred stock for cash, net
  of issuance costs, at an
  average price of $8.63 per
  share.........................     886,960     --             --     --         7,623          --               --        7,623
Net loss........................          --     --             --     --            --          --           (5,141)      (5,141)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1994........   4,507,839     --        870,299     --        18,013          --           (9,244)       8,769
Issuance of common stock upon
  exercise of stock options at
  an average price of $0.24 per
  share.........................          --     --         38,403     --             9          --               --            9
Issuance of warrants............          --     --             --     --            49          --               --           49
Net loss........................          --     --             --     --            --          --          (10,479)     (10,479)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1995........   4,507,839     --        908,702     --        18,071          --          (19,723)      (1,652)
Issuance of convertible
  preferred stock for notes
  payable and accrued interest
  at an average of $8.63 per
  share.........................     353,483     --             --     --         3,051          --               --        3,051
Issuance of convertible
  preferred stock for cash, net
  of issuance costs, at an
  average price of $8.63 per
  share.........................     295,649     --             --     --         2,550          --               --        2,550
Issuance of common stock upon
  initial public offering, net
  of issuance costs, for cash at
  $12 per share.................          --     --      2,383,450      1        26,042          --               --       26,043
Conversion of convertible
  preferred stock into common
  stock.........................  (5,156,971)    --      5,156,971     --            --          --               --           --
Issuance of common stock upon
  exercise of stock options at
  an average exercise price of
  $1.33 per share...............          --     --         91,922     --           122          --               --          122
Issuance of common stock upon
  exercise of purchase rights at
  an exercise price of $10.20
  per share.....................          --     --          8,379     --            86          --               --           86

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        FOR THE PERIOD FROM INCEPTION (APRIL 1991) THROUGH JUNE 30, 1999
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                             DEFICIT
                                      CONVERTIBLE                                           ACCUMULATED    ACCUMULATED
                                    PREFERRED STOCK        COMMON STOCK       ADDITIONAL       OTHER         DURING
                                  -------------------   -------------------    PAID-IN     COMPREHENSIVE   DEVELOPMENT
                                    SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL        INCOME          STAGE       TOTAL
                                  ----------   ------   ----------   ------   ----------   -------------   -----------   --------
Stock compensation expense......          --     $--            --     $--     $     26        $ --         $     --     $     26
Net loss........................          --     --             --     --            --          --           (8,235)      (8,235)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1996........          --     --      8,549,424      1        49,948          --          (27,958)      21,991
Issuance of common stock, net of
  issuance costs, for cash at an
  average price of $16.93 per
  share.........................          --     --      1,442,190     --        24,420          --               --       24,420
Issuance of common stock upon
  exercise of stock options at
  an average price of $2.74 per
  share.........................          --     --         96,283     --           264          --               --          264
Issuance of common stock upon
  exercise of purchase rights at
  an exercise price of $10.51
  per share.....................          --     --         14,557     --           153          --               --          153
Stock compensation expense......          --     --             --     --           126          --               --          126
Net loss........................          --     --             --     --            --          --          (10,258)     (10,258)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1997........          --     --     10,102,454      1        74.911          --          (38,216)      36,696
Issuance of common stock, net of
  issuance costs, for cash at
  $21.75 per share..............          --     --      2,012,500     --        40,796          --               --       40,796
Issuance of common stock upon
  exercise of stock options at
  an average price of $6.57 per
  share.........................          --     --         88,933     --           584          --               --          584
Issuance of common stock upon
  exercise of purchase rights at
  an exercise price of $14.36
  per share.....................          --     --         10,372     --           149          --               --          149
Issuance of common stock upon
  exercise of warrants..........          --     --         80,033     --            --          --               --           --
Stock compensation expense......          --     --             --     --            91          --               --           91
Net loss........................          --     --             --     --            --          --           (9,675)      (9,675)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1998........          --     --     12,294,292      1       116,531          --           47,891       68,641
                                  ----------     --     ----------     --      --------        ----         --------     --------
Issuance of common stock upon
  exercise of stock options at
  an average price of $5.10 per
  share.........................          --     --         75,275     --           384          --               --          384
Issuance of common stock upon
  exercise of purchase rights at
  an exercise price of $12.77
  per share.....................          --     --         13,643     --           174          --               --          174
Issuance of common stock upon
  exercise of warrants..........          --     --         45,661     --            --          --               --           --
Stock compensation expense......          --     --             --     --            89          --               --           89
Comprehensive income:
  Unrealized loss on
    investments.................          --     --             --     --            --         (85)              --          (85)
Net loss........................          --     --             --     --            --          --          (19,246)     (19,246)
                                  ----------     --     ----------     --      --------        ----         --------     --------
Balance at June 30, 1999........          --     $--    12,428,871     $1      $117,178        $(85)        $(67,137)    $ 49,957
                                  ==========     ==     ==========     ==      ========        ====         ========     ========

   The accompanying notes are an integral part of these financial statements.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

     Description of the Company

     Pharmacyclics, Inc. was incorporated in Delaware in 1991 and commenced operations during 1992 to develop and market pharmaceutical products to improve upon current therapeutic approaches to the treatment of cancer, atherosclerosis and retinal disease. Since inception, the company has been in the development stage, principally involved in research and development and other business planning activities, with no commercial revenues from product sales. Successful future operations depend upon the company's ability to develop, to obtain regulatory approval for and to commercialize its products. The company expects that additional funds will be required to complete the development of its products and to fund operating losses that are expected to be incurred in the next several years. The company operates in one business segment.

     Management's use of estimates and assumptions

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

     Basic and diluted net loss per share

     Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon conversion of outstanding convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury stock method). Potential common shares have been excluded from the computation of dilutive earnings per share because their effect is anti-dilutive.

     Cash equivalents and investments

     All highly liquid investments purchased with maturity at the date of purchase of three months or less are considered to be cash equivalents. The company has classified its investments as "available-for-sale." For all periods presented, the cost of investments approximates their fair market value. Gains and losses on securities sold are recorded based on the specific identification method and are included in the results of operations.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     The company's cash, cash equivalents and investments consisted of the following (in thousands):

                                                                JUNE 30,
                                                           ------------------
                     INVESTMENT TYPE                        1999       1998
                     ---------------                       -------    -------
Cash in bank.............................................  $   320    $   321
Money market.............................................    3,610     13,135
Debt (state or political subdivision)....................       --         --
Debt (corporate).........................................       --         --
                                                           -------    -------
  Cash and cash equivalents..............................  $ 3,930    $13,456
                                                           =======    =======

Debt (state or political subdivision)....................  $ 2,030    $ 3,008
Debt (corporate).........................................   40,445     20,181
                                                           -------    -------
  Short-term investments.................................  $42,475    $23,189
                                                           =======    =======

Debt (state or political subdivision)....................  $ 1,010    $ 2,032
Debt (corporate).........................................    4,057     31,704
                                                           -------    -------
  Long-term investments..................................  $ 5,067    $33,736
                                                           =======    =======

     At June 30, 1999 the company's long-term investments were scheduled to mature at various dates through February 2001.

     Concentration of credit risk

     Financial instruments that potentially subject the company to credit risk consist principally of cash, cash equivalents and investments. The company places its cash, cash equivalents and investments with high-credit quality financial institutions and invests in debt instruments of financial institutions, corporations and government entities with strong credit ratings. Management of the company believes they have established guidelines relative to diversification and maturities that maintain safety and liquidity.

     Property and equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, generally four to eight years, or the lease term of the respective assets, if applicable. Amortization of leasehold improvements is computed using the straight-line method over the shorter of their estimated useful lives or lease terms.

     Long-lived assets

     The company identifies and records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired. No significant impairment losses have been recorded to date with respect to the company's long-lived assets, which consist primarily of property and equipment and leasehold improvements.

     Revenue recognition

     License fees are recognized as revenue when earned, as evidenced by achievement of the specified milestones and the absence of any on-going performance obligation. Contract and grant revenues are recognized as earned, primarily based on costs incurred to total estimated costs at completion, pursuant to the terms of each agreement. License, contract and grant revenues are not subject to repayment. Any amounts received in advance of performance are recorded as deferred revenue.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     Research and development

     Research and development costs are expensed as incurred and include costs associated with contract research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities which conduct certain research activities on behalf of the company. Research and development expenses incurred in connection with research contracts were $3.2 million and $2.2 million for the years ended June 30, 1999 and 1998, respectively.

     Income taxes

     The company provides for income taxes using the liability method. This method requires that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their financial statement reported amounts.

     Fair value of financial instruments

     The carrying value of the company's financial instruments including cash and cash equivalents, short- and long-term investments, accounts receivable and accrued liabilities approximate fair value due to their short maturities. The carrying value of the company's capital lease obligations approximate fair value based on borrowing rates currently available to the company.

     Stock-based compensation

     The company accounts for employee stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

NOTE 2 -- AGREEMENTS:

     University of Texas License. The company has entered into two exclusive patent license agreements with The University of Texas which permit the company to exclusively manufacture, use and sell products covered by patents that result from certain research conducted by The University of Texas. Each agreement requires the company to pay royalties to The University of Texas. Royalties totaling $275,000 were paid under the agreements through June 30, 1997 in connection with the E-Z-EM, Inc. agreement described below. No royalties were paid during either of the years ended June 30, 1999 and 1998. In connection with The University of Texas license agreement, the company has entered into a license agreement with Dr. Stuart W. Young, a co-inventor of CITRA VU(TM), pursuant to which the company has been granted an exclusive, royalty-bearing license to manufacture, use and sell certain products that fall within the scope of The University of Texas agreements.

     Alcon Collaboration. In December 1997, the company entered into an evaluation and license agreement with Alcon Pharmaceuticals Ltd., under which Alcon acquired worldwide marketing rights to OPTRIN(TM) photosensitizer for ophthalmology uses. OPTRIN is a lutetium texaphyrin molecule being developed as a photosensitizer for the use in photodynamic therapy of retinal degeneration. Alcon will conduct and be responsible for all costs associated with its worldwide development and regulatory submissions for ophthalmology uses of OPTRIN. In accordance with the terms of this agreement, the company received a non-refundable, up-front payment and may receive additional amounts based on Alcon reaching certain milestones, as well as royalties on any future product sales. The company is required to supply Alcon with bulk

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

drug substance through its manufacturing collaboration with Celanese; Alcon will be responsible for formulation and packaging of finished products.

     E-Z-EM License. In August 1995, the company entered into an agreement with E-Z-EM, Inc., a leading manufacturer and worldwide distributor of oral contrast agents and other products for use in gastrointestinal radiology, for the exclusive marketing and sale of the company's CITRA VU product in the United States. In fiscal 1997, the company entered into a similar agreement with E-Z-EM, Ltd., an affiliate of E-Z-EM. The company and E-Z-EM will share equally in profits from the sale (if any) of CITRA VU, and the company may also receive premium payments if certain sales levels are achieved. During the year ended June 30, 1997, the company recorded revenue of $25,000 (net of royalties aid to The University of Texas) upon signing these agreements. There were no revenues associated with these agreements for the years ended June 30, 1999 and 1998.

     Nycomed Collaboration. In October 1997, the company entered into an agreement with Nycomed Imaging A/S, in which Nycomed acquired exclusive sales and marketing rights to LUTRIN(TM) photosensitizer for cancer treatments in all markets of the world excluding the United States, Canada and Japan. LUTRIN is a lutetium texaphyrin molecule being developed as a photosensitizer for use in the photodynamic therapy of cancer. In exchange for these rights, Nycomed has agreed to pay the company up to approximately $14.0 million as a combination of license fees, a portion of the company's development costs, based upon an agreed budget, and milestone payments related to the initial cancer treatments for LUTRIN to be developed by the company and Nycomed, in each case subject to attainment of certain development, clinical or commercialization milestones. Approximately $14.0 million in additional milestone payments and development costs (assuming similar costs and agreement upon a similar budget) may be paid by Nycomed during the course of development for subsequent cancer treatments, if such treatments are successfully completed. Upon receipt of marketing approval by Nycomed for any products developed pursuant to this agreement, Nycomed will pay the company a royalty on any future product sales. The company is required to supply Nycomed with bulk drug substance. Nycomed is required to produce finished product for use by it and the company.

     Hoechst Celanese Agreement. In September 1996, the company entered into an agreement with Hoechst Celanese Corporation, a manufacturer of chemicals and pharmaceutical intermediates, to optimize and scale up a manufacturing process for and supply of drug substance. In October 1997, Hoechst Celanese assigned the agreement to Celanese, Ltd., in connection with Hoechst Celanese's corporate restructuring. As a result of the change in its business focus Celanese has requested that Pharmacyclics pursue alternative supply sources. Celanese and the company are presently negotiating the definitive terms and conditions of an agreement pursuant to which Celanese will transfer the manufacturing process it developed with the company to other manufacturers. The company has entered into agreements with three new manufacturers to evaluate their ability to supply the company with components of bulk drug substance. These new manufacturers are currently in the process of producing initial supplies, which include commercial quantities, of such products for delivery to the company during fiscal year 2000.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- BALANCE SHEET COMPONENTS:

     Property and equipment consists of the following (in thousands):

                                                                JUNE 30,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Equipment................................................  $ 4,008    $ 2,959
Leasehold improvements...................................    2,688      1,993
Furniture and fixtures...................................      618        478
                                                           -------    -------
                                                             7,314      5,430
Less accumulated depreciation and amortization...........   (4,086)    (3,177)
                                                           -------    -------
                                                           $ 3,228    $ 2,253
                                                           =======    =======

     Accrued liabilities consist of the following (in thousands):

                                                                JUNE 30,
                                                              ------------
                                                              1999    1998
                                                              ----    ----
Employee compensation.......................................  $683    $358
Other.......................................................    64      74
                                                              ----    ----
                                                              $747    $432
                                                              ====    ====

NOTE 4 -- STOCKHOLDERS' EQUITY:

     Common stock

     In November 1996, the company sold 580,000 shares of unregistered common stock to a single purchaser in a private placement. The shares were sold at a price of $14.00 per share, which resulted in proceeds of $8.1 million. In February 1997, the company sold 862,190 shares of unregistered common stock to four purchasers in a private placement. The shares were sold at $19.05 per share, which resulted in net proceeds of $16.3 million. The company filed a registration statement on Form S-3 related to these shares, which was declared effective on April 22, 1997. In February 1998, the company sold 2,012,500 shares of its common stock at a price of $21.75 per share, which resulted in net proceeds of approximately $40.8 million.

     Preferred stock

     In September 1995, the company amended its Certificate of Incorporation effective upon the conversion of the Convertible Preferred Stock to authorize 1,000,000 shares of Preferred Stock, par value $0.0001 per share. The Board of Directors is authorized to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

     The ability of the company's Board of Directors to issue shares of preferred stock without stockholder approval, and the adoption of a stockholder rights plan, may alone or in combination have certain anti-takeover effects. The company is also subject to provisions of the Delaware General Corporation Law which may make certain business combinations more difficult.

     Shareholder rights plan

     In April 1997, the Board of Directors approved a shareholder rights plan under which stockholders of record on May 1, 1997 received a right to purchase (a "Right") one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Series A Preferred Stock"), at an

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

exercise price of $125 per one one-hundredth of a share, subject to adjustment. The Rights will separate from the common stock and Rights certificates will be issued and will become exercisable upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the company's outstanding common stock or (ii) 10 business days or such later date as may be determined by a majority of the Board of Directors following the commencement of, or announcement of, an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock of the Company. The Rights expire at the close of business on April 30, 2007. The company has designated 120,000 shares of its Preferred Stock as Series A Junior Participating Preferred Stock in connection with this plan.

     Warrants

     In connection with entering into certain capital leases, the company issued to lessors warrants to purchase 73,042 shares of convertible preferred stock at a weighted average exercise price of $4.49 per share. In July 1995, in connection with certain short-term note agreements entered into prior to the company's initial public offering, the company issued to the holders of such notes warrants to purchase 57,976 shares of common stock at an exercise price of $8.63 per share. Also in July 1995, the company issued warrants to purchase 66,522 shares of convertible preferred stock at an exercise price of $8.63 per share to certain holders of such stock, in exchange for an agreement by the holders to modify certain rights received in connection with the Series C preferred stock financing which occurred in June 1994. Management ascribed a nominal value to these warrants.

     In connection with the company's initial public offering, the above warrants were converted into warrants to purchase shares of common stock. In fiscal 1998, holders of all of the warrants granted in July 1995 elected "net issue exercises" at an average market price of $24.15 per share, resulting in the issuance of 80,033 shares of common stock and the cancellation of warrants to purchase 44,465 shares of common stock. In fiscal 1999, warrants for 45,661 shares were exercised. The remaining 14,706 warrants are exercisable at $4.88 per share and expire in 2000. At June 30, 1999, the company has reserved 14,706 shares of common stock for future issuance upon the exercise of the remaining outstanding warrants.

     Stock option plans

     1992 Stock Option Plan. The 1992 Stock Option Plan (the "1992 Plan"), as amended, authorizes the Board of Directors to grant incentive stock options and non-statutory stock options to employees, directors and consultants to purchase up to 1,233,334 shares of common stock. Under the 1992 Plan, incentive stock options are granted at a price not less than 100% of the estimated fair value of the stock on the date of grant, as determined by the Board of Directors. Nonqualified stock options are granted at a price not less than 85% of the estimated fair value of the stock on the date of grant, as determined by the Board of Directors. To date, all options granted under the 1992 Plan have been granted at 100% of the estimated fair value of the common stock as determined by the Board of Directors.

     Generally, options granted under the 1992 Plan are exercisable on and after the date of grant, subject to the company's right to repurchase from the optionee, at the optionee's original cost per share, any unvested shares which the optionee has purchased and holds in the event the optionee attempts to dispose of such shares or in the event of the optionee's termination of employment with or without cause. The company's right to repurchase lapses as the shares become vested. Generally, shares subject to options granted under the 1992 Plan vest at the rate of 1/4th of the shares on the first anniversary of the grant date of the option, and an additional 1/48th of the shares upon completion of each succeeding month of continuous employment thereafter. Options are exercisable for a period of ten years.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     1995 Stock Option Plan. The company's 1995 Stock Option Plan (the "1995 Plan") was adopted by the Board of Directors on August 2, 1995, as the successor to the 1992 Plan. The 1995 Plan authorizes for issuance 2,052,579 shares of common stock. Beginning on January 1, 1996, the 1995 Plan also allows for an annual increase to the number of shares available for issuance equal to 1% of the number of shares of common stock outstanding on the last day of the preceding calendar year, not to exceed 500,000 shares per year. Shares of common stock subject to outstanding options, including options granted under the 1992 Plan, that expire or terminate prior to exercise will be available for future issuance under the 1995 Plan.

     Under the 1995 Plan, employees (including officers), non-employee members of the Board of Directors (other than those serving as members of the Compensation Committee) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price not less than 85% of the fair market value of such shares on the grant date. Non-employee members of the Board of Directors will also be eligible for automatic option grants under the company's 1995 Non-Employee Directors Stock Option Plan. Generally, shares subject to options under the 1995 Plan vest over a five-year period and are exercisable for a period of ten years.

     In the event the company is acquired by merger, consolidation or asset sale, options outstanding under the 1995 Plan will immediately vest in full, except to the extent the options are assumed by the acquiring entity. Any assumed options will accelerate upon the optionee's involuntary termination within 18 months following the acquisition. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1995 Plan (including options incorporated from the 1992 Plan) and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers. Such accelerated vesting may be conditioned upon the subsequent termination of the affected optionee's service.

     The Board may amend or modify the 1995 Plan at any time. The 1995 Plan will terminate on August 1, 2005, unless terminated earlier by the Board.

     1995 Non-Employee Directors Stock Option Plan. The Company's 1995 Non-Employee Directors Stock Option Plan (the "Directors Plan"), was adopted by the Board of Directors on August 2, 1995. Automatic option grants are made at periodic intervals to eligible non-employee Board members under the Directors Plan. The Directors Plan became effective as of the effective date of the Company's initial public offering. A total of 166,667 shares of common stock have been reserved for issuance under the Directors Plan.

     Each individual serving as a non-employee Board member on the effective date of the company's initial public offering was automatically granted a non-statutory option to purchase 5,000 shares of common stock, vesting in equal monthly installments for one year after the grant date. Each individual first elected or appointed as a non-employee Board member after the effective date of the company's initial public offering will automatically be granted, on the date of such election or appointment, a non-statutory option to purchase 10,000 shares of common stock vesting over five years. In addition, on the date of each annual stockholders meeting, beginning with the 1996 Annual Meeting, each individual who is to continue to serve as a nonemployee Board member after that annual meeting and has been a member of the Board for at least six months will automatically be granted a non-statutory option to purchase 5,000 shares of common stock, vesting in equal monthly installments for one year after the grant date. There will be no limit on the number of such annual 5,000-share option grants any one non-employee Board member may receive over his or her period of continued Board service. The exercise price per share of each automatic option grant will be equal to the fair market value of the common stock on the automatic grant date. Each automatic option will be immediately exercisable; however, any shares purchased upon exercise of the option will be subject to repurchase should the optionee's service as a non-employee Board member cease prior to vesting in the shares. Each 10,000-share grant will vest in five equal and successive annual installments over the optionee's period of Board service. Each 5,000-share grant will vest in twelve equal and successive monthly installment over the optionee's period of Board service.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

     In the event of the optionee's death or permanent disability or in the event the company is acquired by a merger or asset sale and in the event of certain hostile tender offers, each outstanding option will become fully vested. Upon the acquisition of 50% or more of the Company's outstanding voting stock pursuant to a hostile tender offer, each automatic option grant outstanding for at least six months may be surrendered automatically or be cancelled in exchange for cash distribution to the director based upon the tender offer price. The Directors Plan will terminate on August 1, 2005.

     The following table summarizes activity under the company's stock option plans (in thousands, except per share amounts):

                                                                      OPTIONS OUTSTANDING
                                                                   -------------------------
                                                                                WEIGHTED
                                                       SHARES                    AVERAGE
                                                     AVAILABLE                  EXERCISE
                                                     FOR GRANT     NUMBER    PRICE PER SHARE
                                                     ----------    ------    ---------------
Balance at June 30, 1996...........................      210         820         $ 9.20
Authorized.........................................      842          --             --
Exercised..........................................       --         (96)          2.74
Granted............................................     (569)        569          16.69
Canceled...........................................       31         (31)         12.21
                                                        ----       -----
Balance at June 30, 1997...........................      514       1,262          11.58
Authorized.........................................      602          --             --
Exercised..........................................       --         (89)          6.57
Granted............................................     (577)        577          25.33
Canceled...........................................      158        (158)         15.41
                                                        ----       -----
Balance at June 30, 1998...........................      697       1,592          16.43
Authorized.........................................      524          --             --
Exercised..........................................       --         (75)          5.10
Granted............................................     (671)        671          19.25
Canceled...........................................      221        (221)         20.37
                                                        ----       -----
Balance at June 30, 1999...........................      771       1,967          17.38
                                                        ====       =====

     A summary of outstanding and vested stock options as of June 30, 1999 is as follows:

                               OPTIONS OUTSTANDING                      OPTIONS VESTED
                  ----------------------------------------------   -------------------------
                                  WEIGHTED          WEIGHTED                    WEIGHTED
                                  AVERAGE            AVERAGE                     AVERAGE
   RANGE OF                      REMAINING          EXERCISE                    EXERCISE
EXERCISE PRICES    NUMBER     CONTRACTUAL LIFE   PRICE PER SHARE   NUMBER    PRICE PER SHARE
---------------   ---------   ----------------   ---------------   -------   ---------------
$ 0.08 - $ 5.25     144,230         5.17             $ 3.62        144,230       $ 3.62
   7.50 - 12.00     258,435         6.14               8.30        186,522         8.43
  13.25 - 17.50     571,265         8.61              16.28        118,258        15.07
  17.75 - 20.25     474,115         8.22              19.05        156,201        18.37
  20.63 - 24.25     237,550         8.83              23.57         58,625        23.54
  26.13 - 27.50     281,400         8.78              26.94         47,327        26.92
                  ---------                                        -------
                  1,966,995         7.69              17.38        711,163        13.22
                  =========                                        =======

     Employee Stock Purchase Plan. The company adopted an Employee Stock Purchase Plan in August 1995. Qualified employees may elect to have a certain percentage of their salary withheld to purchase shares of the company's common stock under the Purchase Plan. The purchase price per share is equal to 85% of the

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

fair market value of the stock on specified dates. The company has reserved 100,000 shares of common stock under the Purchase Plan. Sales under the Purchase Plan in fiscal 1999, 1998 and 1997 were 13,643, 10,372 and 14,557 shares of common stock at an average price of $12.77, $14.36 and $10.51 per share, respectively. Shares available for future purchase under the Purchase Plan are 53,049 at June 30, 1999. The Purchase Plan will terminate in October 2005.

     Pro forma disclosure

     The weighted average estimated grant date fair value, as defined by SFAS 123, for options granted under the company's stock option plans during fiscal 1999, 1998 and 1997 was $13.74, $15.54 and $9.22 per share, respectively. The weighted average estimated grant date fair value of purchase awards under the company's Purchase Plan during fiscal 1999, 1998 and 1997 was $13.46, $6.85 and $5.51, respectively. The estimated grant date fair value is calculated using the Black-Scholes model.

     The following assumptions are included in the estimated grant date fair value calculations for the company's stock option and purchase awards:

                                                              YEAR ENDED JUNE 30,
                                                              --------------------
                                                              1999    1998    1997
                                                              ----    ----    ----
Stock option plans:
Expected dividend yield.....................................     0%      0%      0%
Expected stock price volatility.............................    86%     60%     49%
Risk free interest rate.....................................  5.15%   5.66%   6.52%
Expected life (years).......................................  5.10    6.05    5.95

Stock purchase plan:
Expected dividend yield.....................................     0%      0%      0%
Expected stock price volatility.............................    86%     60%     48%
Risk free interest rate.....................................  4.68%   5.28%   5.30%
Expected life (years).......................................  1.28    1.45    0.25

     Pro forma net loss and net loss per share

     Had the company recorded compensation based on the estimated grant date fair value, as defined by SFAS 123, for awards granted under its stock option plans and stock purchase plan, the company's net loss and net loss per share would have been increased to the pro forma amounts below (in thousands, except per share amounts):

                                                           YEAR ENDED JUNE 30,
                                                     --------------------------------
                                                       1999        1998        1997
                                                     --------    --------    --------
Net loss:
  As reported......................................  $(19,246)   $ (9,675)   $(10,258)
  Pro forma........................................   (22,500)    (12,085)    (11,314)
Net loss per share:
  As reported......................................  $  (1.55)   $  (0.87)   $  (1.11)
  Pro forma........................................     (1.82)      (1.09)      (1.22)

     The pro forma effect on the net loss and net loss per share for fiscal 1999, 1998 and 1997 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal year 1996.

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5 -- COMPREHENSIVE INCOME (LOSS)

     Effective July 1, 1998, the company adopted Statement of Financial Accounting Standards No. 130, ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting comprehensive income (loss) and its components in a year end financial statement that is displayed with the same prominence as other financial statements. Similar information should be provided in the notes to financial statements. Comprehensive income (loss) as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income (loss), which are excluded from the results of operations, include foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities.

     The company did not record comprehensive income during fiscal 1998 and 1997 as such amounts were not material. During fiscal 1999, comprehensive income
(loss) consisted of net unrealized losses on available-for-sale securities of $85,000, resulting in comprehensive net loss of $19,331,000.

NOTE 6 -- INCOME TAXES:

     Deferred tax assets are summarized as follows (in thousands):

                                                               JUNE 30,
                                                         --------------------
                                                           1999        1998
                                                         --------    --------
Net operating loss carryforwards.......................  $ 22,830    $ 15,822
Tax credit carryforwards...............................     3,666       2,074
Capitalized start-up costs.............................       501         830
Accounts payable and other.............................     1,537       1,259
                                                         --------    --------
Gross deferred tax assets..............................    28,534      19,985
Less valuation allowance...............................   (28,534)    (19,985)
                                                         --------    --------
Net deferred tax assets................................  $     --    $     --
                                                         ========    ========

     A full valuation allowance has been established for the company's deferred tax assets since realization of such assets through the generation of future taxable income is uncertain.

     The provision for income taxes differs from the amount determined by applying the U.S. statutory income tax rate to the loss before income taxes as summarized below (in thousands):

                                                        YEAR ENDED JUNE 30,
                                                    ---------------------------
                                                     1999      1998      1997
                                                    -------   -------   -------
Tax benefit at statutory rate.....................  $ 6,736   $ 3,386   $ 3,590
Net operating loss carryforward for which no
  benefit was available...........................   (6,736)   (3,386)   (3,590)
                                                    -------   -------   -------
                                                    $    --   $    --   $    --
                                                    =======   =======   =======

     At June 30, 1999 Company had net operating loss carryforwards of approximately $58.0 million for federal income tax reporting purposes and tax credit carryforwards of approximately $2.9 million for federal reporting purposes. These amounts expire at various times through 2019.

     Under the Tax Reform Act of 1986, the amounts of and the benefit from net operating losses and tax credit carryforwards that can be carried forward may be impaired or limited in certain circumstances. These circumstances include, but are not limited to, a cumulative stock ownership change of greater than 50%, as defined, over a three year period. As a result of ownership changes that have occurred during the past four

                              PHARMACYCLICS, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

fiscal years, management believes that utilization of the company's net operating loss and tax credit carryforwards is subject to certain annual limitations.

NOTE 7 -- COMMITMENTS:

     The company leases its facilities under non-cancelable operating leases that expires in 2001. The company also leases certain assets under long-term lease agreements that are classified as capital leases. The total amount of assets acquired under capital lease arrangements that are included in property and equipment (Note 3) is as follows (in thousands):

                                                                JUNE 30,
                                                           ------------------
                                                            1999       1998
                                                           -------    -------
Equipment................................................  $ 2,273    $ 2,273
Leasehold improvements...................................    1,050      1,050
Furniture and fixtures...................................      278        278
                                                           -------    -------
                                                             3,601      3,601
Less accumulated depreciation and amortization...........   (3,020)    (2,590)
                                                           -------    -------
                                                           $   581    $ 1,011
                                                           =======    =======

     The capital lease agreements require the company, among other things, to pay insurance and maintenance costs.

     Future minimum lease payments under non-cancelable operating and capital leases are as follows (in thousands):

                                                            CAPITAL    OPERATING
                   YEAR ENDING JUNE 30,                     LEASES      LEASES
                   --------------------                     -------    ---------
2000......................................................   $ 229      $  708
2001......................................................      61         751
2002......................................................      --         313
                                                             -----      ------
                                                               290      $1,772
                                                                        ======
Less amount representing interest.........................     (15)
                                                             -----
                                                               275
Less current portion......................................    (216)
                                                             -----
Long-term portion of capital lease obligations............   $  59
                                                             =====

     Rent expense for the years ended June 30, 1999, 1998, and 1997 was $457,000, $366,000 and $371,000, respectively, and $2,269,000 for the period from inception through June 30, 1999. The terms of the facility leases provide for rental payments on a graduated scale. The company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid at June 30, 1999.

     At June 30, 1999, the company had approximately $7.4 million in cancellable purchase commitments with three suppliers of drug components and final bulk drug substance and one supplier of lasers.

                                      LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all costs and expenses, other than the underwriting discounts and commissions, payable by the company in connection with the sale of common stock being registered hereby. All of the amounts shown are estimates except the SEC registration fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC registration fee........................................   $ 14,022
NASD filing fee.............................................      5,544
Nasdaq additional listing of shares fee.....................     17,500
Accounting fees and expenses................................     50,000
Legal fees and expenses.....................................    125,000
Printing and engraving expenses.............................     75,000
Transfer Agent and registrar fees...........................     25,000
Miscellaneous...............................................     37,934
                                                               --------
          Total.............................................   $350,000
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

     The Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant's directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the DGCL as in effect at the time such liability is determined. The Registrant has entered into indemnification agreements with all of its officers and directors, as permitted by the DGCL. Reference is also made to Section 7 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS

EXHIBIT
NUMBER                          EXHIBIT TABLE
-------                         -------------
  1.1*   Form of Underwriting Agreement
 4.1(1)  Form of Stock Certificate
  5.1*   Opinion of Brobeck, Phleger & Harrison LLP
 23.1    Consent of Independent Accountants
 23.2*   Consent of Brobeck, Phleger & Harrison LLP (included in
         Exhibit 5.1)
 23.3    Consent of Brinks, Hofer, Gilson & Lione, A Professional
         Corporation
 24.1    Power of Attorney (included in the signature page of this
         Registration Statement)

---------------
 *  To be filed by amendment.

  (1) Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048

     (b) FINANCIAL STATEMENT SCHEDULES

     None.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(b) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California on this 11th day of August, 1999.

                                          PHARMACYCLICS, INC.

                                          By:     /s/ RICHARD A. MILLER

                                            ------------------------------------
                                                  Richard A. Miller, M.D.
                                               President and Chief Executive
                                                           Officer
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint jointly and severally, Richard A. Miller and Leiv Lea, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitutions and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, each of the undesigned has executed this Power of Attorney as of the date indicated.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                    TITLE                        DATE
                  ---------                                    -----                        ----

            /s/ RICHARD A. MILLER                President and Chief Executive         August 12, 1999
---------------------------------------------    Officer and Director (Principal
              Richard A. Miller                  Executive Officer)

                /s/ LEIV LEA                     Vice President, Finance and           August 12, 1999
---------------------------------------------    Administration and Chief Financial
                  Leiv Lea                       and Accounting Officer (Principal
                                                 Financial Officer)

           /s/ PHYLLIS I. GARDNER                Director                              August 12, 1999
---------------------------------------------
             Phyllis I. Gardner

             /s/ JOSEPH S. LACOB                 Director                              August 12, 1999
---------------------------------------------
               Joseph S. Lacob

            /s/ JOSEPH C. SCODARI                Director                              August 12, 1999
---------------------------------------------
              Joseph C. Scodari

             /s/ CRAIG C. TAYLOR                 Director                              August 12, 1999
---------------------------------------------
               Craig C. Taylor

                              PHARMACYCLICS, INC.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  1.1*     Form of Underwriting Agreement
 4.1(1)    Form of Stock Certificate
  5.1*     Opinion of Brobeck, Phleger & Harrison LLP
 23.1      Consent of Independent Accountants
 23.2*     Consent of Brobeck, Phleger & Harrison LLP (included in
           Exhibit 5.1)
 23.3      Consent of Brinks Hofer Gilson & Lione, A Professional
           Corporation
 24.1      Power of Attorney (included in the signature page of this
           Registration Statement)

---------------
  * To be filed by amendment.

  (1) Incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, Commission File No. 33-96048